02030666

JCPenney®

J.C.PenneyCompany,Inc.2001AnnualReport

Our Businesses

Department Stores and Catalog is comprised of 1,075 domestic and international JCPenney department stores, which are located in all 50 states, Puerto Rico and Mexico. Virtually all store locations have catalog desks. JCPenney Catalog, including the Company's web site, JCPenney.com, is the nation's largest catalog merchant of general merchandise. The Company also operates 54 Renner department stores in Brazil. Merchandise offerings for Department Stores and Catalog consist of family apparel, jewelry, shoes, accessories and home furnishings. In addition, through its department stores, the Company offers services including full-service salons, optical, portrait photography and custom decorating.

Eckerd Drugstores is comprised of 2,641 drugstores located in the Southeast, Sunbelt and Northeast regions of the United States. Eckerd sells pharmaceutical and related products, as well as general merchandise such as over-the-counter drugs, photo processing services, greeting cards and convenience food.

Contents



Allen Questrom

Chairman of the Board and Chief Executive Officer

To our Stockholders:

2001, the first full year of our stated five-year turnaround at JCPenney, was, for many reasons, exceptionally challenging. Yet, in a year marked by adversity for our country and uncertainty for our industry, both JCPenney Department Stores and Eckerd Drugstores achieved comparable top-line sales growth with accompanying gross margin improvement and reduced expense levels.

Comparable sales growth of 3.3% was attained in our Department Stores in 2001, the first in five years. This is a significant achievement in light of the challenging retail climate and the fact that many in the industry posted negative sales results for the year. Accompanied by margin improvements and careful expense management, this strong sales performance provided significant profit improvement for the year.

The direct-to-consumer business, which includes Catalog and Internet, is being rebuilt as a distinct business within the JCPenney brand. In an effort to restore competitive productivity and profitability, Catalog, in the short term, will be a smaller, yet more profitable business. For 2001, in line with expectations, overall Catalog sales decreased, but good inventory and expense management led to an important contribution to the overall profit improvement of the Department Store and Catalog segment of our business.

At Eckerd, our experienced and professional team has done a terrific job of swiftly implementing key strategies to improve performance. With a 7.8% comparable store sales increase and a substantial operating profit improvement, the Eckerd team is on target to achieve their near-term EBIT objectives.

Department Stores and Catalog

Department Stores. 2001 marked the completion of the first full year of transition into a centralized merchandising process and organization. Though common in the industry, for JCPenney this has been an enormously complex process ... a 180-degree change in the way we run our business involving new systems, new people and newly defined roles throughout our merchandising and stores organization. I am very pleased with the dedication and accomplishments of our team this past year and with the progress that has been made to date. Continued progress is expected over the next several years as we complete the conversion, fully develop the systems capabilities and gain experience with the processes and coordination of efforts that affect the entire organization.

The Department Store team remains focused on five key initiatives: competitive and fashion-right merchandise offerings, a compelling and urgent marketing message, a vibrant and energized store environment, a focus on expenses and the realization that a skilled and dedicated workforce is our true competitive edge. We've learned that when these five elements are in alignment, then our focus is where it belongs ... on the customer.

In 2002, we will be focusing on improvements in merchandise allocation and distribution to our stores through the rollout of our new merchandise distribution network, an integral part of centralization. By the end of 2002, 10 of 14 planned facilities will be in operation, with the remainder coming on line in 2003. Once completed, this network will greatly facilitate the movement of merchandise from suppliers to stores and allow us to improve our in-stock position and reduce cost, time and handling from the distribution process.

Catalog and Internet. In Catalog, our focus on improved productivity and profitability has led to an intense examination and review of every aspect of the business. This includes merchandise assortments and presentation by lifestyle, page count and size, customer ordering, payment and merchandise return policies, customer acquisition and retention strategies and pre-testing of new Catalog concepts.

The internet channel, JCPenney.com, remains an attractive shopping venue for an expanding base of customers, and we are committed to growing this business and increasing its profitability by leveraging its flexibility, speed and reliability to support the entire direct-to-consumer business.

Eckerd

During the past year, the team at Eckerd has made significant progress in establishing a healthy and profitable business. They've worked tirelessly on remodeling or reconfiguring 700 of nearly 2,650 stores while, at the same time, sharpening the marketing message and competitive pricing, improving in-stock positions and inventory management while in-sourcing information technology with the primary goals of upgrading systems and reducing expenses.

The reconfigured or new format stores continue to generate higher sales, enhanced margins, and are more efficient to operate. During both 2002 and 2003 Eckerd will convert, relocate or open an additional 800 stores per year so that by the end of 2003, 80% of our stores will be updated and operated in this new format.

We believe the high-margin Eckerd Express Photo business is the best in the industry. New lower prices for One Hour Photo processing, implemented during the first quarter of 2001, resulted in significantly increased roll counts. Currently located in 1,650 Eckerd stores, we expect to grow to over 2,000 Express Photo Centers by year-end 2003.

Eckerd has embarked on an aggressive strategy toward becoming a technologically proficient Company. In particular, Eckerd pharmacies are being upgraded with enhanced technology to provide faster information flow and improved customer service. The Eckerd supply chain initiative, "Quantum Leap," will be implemented in 2002 and 2003, allowing Eckerd to more efficiently manage product flow, streamline ordering procedures, improve in-stock conditions and reduce shrinkage.

Financial Condition

Our overall liquidity and financial condition remains strong. We began the year with approximately $1 billion of cash investments and, by year-end, grew our cash position to $2.8 billion, representing 46% of our outstanding debt. In mid-year 2001, we generated cash proceeds of $1.1 billion, net of tax, with the completion of the sale of the assets of Direct Marketing Services and $200 million through the sale of Eckerd receivables. In October, we raised $650 million through the issuance of convertible debt. Additionally, about $200 million of positive free cash flow was generated from operations for the year.

Our improved performance and strong liquidity position provides us the flexibility to increase capital spending in 2002 to relatively more competitive levels so that we can accelerate new store growth at Eckerd and improve the infrastructure in Department Stores.

The Future

We've made progress in restoring our businesses during the past year and have taken the first steps on our turnaround journey, but there is much more to be done. Our plans for 2002 have been developed knowing that we will continue to operate in an environment in which business conditions are uncertain.

For Department Stores, April 14, 2002, is a unique milestone in our history, as that date marks the 100th anniversary of serving American customers. A century of doing business is something we are especially proud of and an achievement few companies attain. True to our tradition, in our Department Stores we will intensify our focus on delivering value to our customer in our centennial year. Above all else, in 2002 we are committed to achieving continued profitable sales growth.

For Department Stores and Catalog, we anticipate further improvements in our merchandise assortments and presentation, which, coupled with our strong marketing program, will continue to drive customer traffic and comparable sales increases. And we expect to see continued improvements in operating profits and expense reduction as we realize the benefits of the conversion to a centralized merchandising organization. At Eckerd, we look for the continuation of strong sales growth resulting in improved operating profits and leading us toward our near-term financial goals.

I'm extremely proud of our entire JCPenney team and their accomplishments during this past year. In a very difficult environment, we have collectively embraced a renewed spirit of teamwork with a shared direction and an understanding that it takes all of us to succeed and meet our objectives.

The efforts of the JCPenney team extend to the communities we serve as well. Our charitable giving is now focused primarily on those areas where we know we can make a real difference. Thus, the United Way of America, the JCPenney Afterschool program and, at Eckerd, the Children's Miracle Network, all benefit from our associates' caring contributions and from Company support when our performance warrants it.

Leading the team of talented JCPenney associates is an honor and a privilege for me. Together, we have the opportunity to build on the momentum of this past year's accomplishments and create a strong future. Our dedicated and determined associates are committed to our tradition of winning with our customers. As a team, I know we will.

Allen Questrom
Chairman of the Board and
Chief Executive Officer

Management's discussion and analysis of financial condition and results of operations

The following discussion should be read in conjunction with the accompanying consolidated financial statements and notes thereto and the five year financial summary. Effective January 27, 2002, J. C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J. C. Penney Company, Inc. changed its name to J. C. Penney Corporation, Inc. (JCP) and became a wholly owned subsidiary of a newly formed affiliated holding company (Holding Company). The new holding company assumed the name J. C. Penney Company, Inc. All outstanding shares of common and preferred stock were automatically converted into the identical number of and type of shares in the new holding company. Stockholders' ownership interests in the business did not change as a result of the new structure. Shares of the Company remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP's outstanding debt securities. The Holding Company and its consolidated subsidiaries, including JCP, are collectively referred to in this Annual Report as "Company" or "JCPenney," unless indicated otherwise. See Note 1 for further discussion.

Critical accounting policies. The application of accounting policies necessarily involves judgment and, in certain instances, the use of estimates and assumptions. Different amounts could be reported under different conditions or using different assumptions. Management believes that the accounting policies that are the most critical to understanding and evaluating the Company's reported results relate to inventory valuation under the retail method of accounting; revenue recognition; valuation of long-lived and intangible assets, including goodwill; estimation of valuation allowances and reserves, specifically related to closed stores, insurance, income taxes and litigation; and pension accounting.

Inventory valuation under the retail method:

Department Stores and Catalog – Substantially all merchandise inventory is valued at the lower of cost or market using the last-in, first-out (LIFO) retail method. Under the retail method, inventory is segregated into groupings of merchandise having similar characteristics and is stated at its current retail selling value. Inventory retail values are converted to a cost basis by applying specific average cost factors for each grouping of merchandise. Cost factors represent the average cost-to-retail ratio for each merchandise group based on the fiscal year purchase activity for each store location. Accordingly, a significant assumption under retail method accounting is that the inventory in each group of merchandise is similar in terms of its cost-to-retail relationship and has similar gross margin and turnover rates. Management monitors the content of merchandise in these groupings to ensure distortions do not occur that would have a material effect on inventory valuation. The retail method inherently requires management judgment and certain estimates that may significantly impact the ending inventory valuation at cost as well as gross margins. Among others, two of the most significant are permanent markdowns used to clear unproductive or slow-moving inventory and shrinkage.

Permanent markdowns designated for clearance activity are recorded at the point of decision, when the utility of inventory has diminished, versus the point of sale. Factors considered in the determination of permanent markdowns include: current and anticipated demand, customer preferences, age of the merchandise and fashion trends. When a decision is made to permanently mark down merchandise, the resulting gross margin reduction is recognized in the period the markdown is recorded.

Shrinkage is estimated as a percentage of sales for the period from the last inventory date to the end of the fiscal year. Such estimates are based on experience and the shrinkage results from the last physical inventory. The two main factors that affect shrinkage are the accuracy of merchandise recordkeeping in an environment that entails a large volume of individually small transactions and the level of possible internal and external theft. While it is not possible to quantify the impact from each cause of shrinkage, the Company has loss prevention programs and policies in place that minimize shrinkage losses. Physical inventories are taken at least annually for all department stores and fulfillment centers, on a staggered basis throughout the year, and inventory records are adjusted accordingly. The shrinkage rate from the most recent physical inventory, in combination with historical experience, is used as the standard for the shrinkage accrual going forward.

Eckerd – Pharmaceutical merchandise, as well as general merchandise stored in warehouses, is valued under the cost method of accounting and is stated at the lower of LIFO cost or market. For the remainder of the inventory representing general (front-end) merchandise in Eckerd drugstore locations, inventory valuation is determined under a modified retail method. Under this method, inventory is valued based on the cost-to-retail relationship of physical inventories (descriptive counts) taken in selected stores. Descriptive counts gather detailed front-end merchandise pricing information at both current retail and cost for homogeneous groupings of merchandise. The calculated cost-to-retail relationship is then used to cost physical inventories completed in Eckerd Drugstores throughout the year. In order to reflect updated cost-to-retail ratios based on current pricing data, descriptive counts are conducted twice a year. The selection of stores and merchandise groupings for descriptive counts is carefully reviewed by management to ensure a fair representation across all stores.

Similar to Department Stores and Catalog, inventory values at Eckerd are also affected by actual shrinkage at the time of inventory, as well as estimated shrinkage from the inventory date to the end of the fiscal year. Eckerd conducts physical inventories at least annually in each of its stores and at least semiannually in warehouse locations. Shrinkage is calculated as a percentage of sales at each inventory date and the estimated shrinkage accrual rate between physical inventories is based on actual experience. Eckerd's shrinkage results in 2001 stabilized and returned to more normal historical rates following the higher shrinkage levels experienced in the prior three years, 1998 to 2000, during which significant integration activities occurred to consolidate several drugstore formats.

Revenue recognition: The Company recognizes revenue from merchandise and service sales in its retail stores at the point of sale or service. Revenues for catalog and internet sales are recognized at the time of shipment. Commissions earned on sales generated by licensed departments are included as a component of retail sales. For catalog orders shipped to department stores for pickup by customers, the Company changed its policy in January 2002 to charge the customer and record the sale when the order is shipped. Previously, revenue was recorded when the customer picked up and paid for the merchandise. This change did not have a material impact on retail sales for 2001.

Sales returns are not significant for retail stores due to the relatively short time frame in which returns are typically made and the visibility of the merchandise to the customer. For catalog, however, the return period is longer and return rates higher due to the nature of that business. The Company records an allowance for estimated returns, based on the returns policy in place and historical experience. Accordingly, the majority of the allowance relates to estimated catalog returns. While such returns have historically been within our expectations and the recorded allowance has been adequate, management cannot guarantee that the Company will continue to experience the same return rates.

Valuation of long-lived and intangible assets, including goodwill: Management evaluates the recoverability of long-lived assets, identified intangibles and goodwill, as well as enterprise goodwill, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The evaluation is done at the lowest level of cash flows, which is typically at the individual store level. Assumptions are made with respect to estimated cash flows expected to be generated by the related assets based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, the potential impairment is measured based on a projected discounted cash flow method using a discount rate that is considered to be commensurate with the risk inherent in the Company's current business model. If different assumptions were made or different market conditions were present, any estimated potential impairment amounts could be different.

In 2002, Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," became effective. See discussion of the estimated impact on future results of the Company under the new accounting pronouncements section on page 13.

Reserves and valuation allowances: Based on an overall analysis of store operations, management periodically decides to close under-performing stores. Reserves are established for the present value of obligations under leases (PVOL), net of estimated sublease income, severance and other exit costs. Two key assumptions in calculating the reserve include the time frame expected to terminate lease agreements and estimations of other related exit costs. If different assumptions were used regarding the timing and potential termination costs, the resulting reserves could vary from recorded amounts. Reserves are reviewed periodically and adjusted when necessary.

The Company records a provision for workers' compensation and general liability risk based on actuarial estimates of reported, and incurred but not reported, claims based on historical experience and current data. Total estimated claim amounts are discounted using a risk-free rate.

Income taxes are estimated for each jurisdiction in which the Company operates. This involves assessing the current tax exposure together with temporary differences resulting from differing treatment of items, such as goodwill, for tax and accounting purposes. Any resulting deferred tax assets are evaluated for recoverability based on estimated future taxable income. To the extent that recovery is deemed not likely, a valuation allowance is recorded.

The Company is involved in a number of legal proceedings and governmental inquiries associated with employment, environmental and pharmaceutical matters. A reserve has been established, based on management's best estimates of the Company's potential liability in these matters. This estimate has been developed in consultation with in-house and outside counsel and is based upon a combination of litigation and settlement strategies.

Pension accounting: In accounting for pension costs, the expected return on assets is calculated based on the expected long-term rate of return and the market-related value of plan assets. Accounting rules allow companies to use either fair value or a calculated value to determine the market-related value of assets that recognizes changes in fair value in a systematic and rational manner over not more than five years. Many U.S. public companies, including many of the Company's competitors, use a calculated value and, therefore, recognize variances from expected results on a delayed basis. The Company uses fair value to determine the market-related value of plan assets, which is used in calculating the expected return on assets and gain/loss amortization components of net periodic pension expense. As a result, any increases or decreases in fair value of plan assets above or below the expected return are fully taken into consideration in the determination of net periodic pension expense in the period in which they occur. If the Company were to use a calculated value to determine the market-related value of plan assets and recognize variances from expected results on a delayed basis, the amount of pension expense or income recognized could vary significantly from that recorded under the Company's current methodology. The Company's employee benefit plans, including the pension plan, are further discussed on page 13 and in Note 13.

The following discussion and analysis, consistent with all other financial data throughout this Annual Report, focuses on the results of operations and financial condition from the Company's continuing operations.

Discontinued operations. In June 2001, JCP closed on the sale of its J. C. Penney Direct Marketing Services, Inc. (DMS) assets, including its J. C. Penney Life Insurance subsidiaries and related businesses to a U.S. subsidiary of AEGON, N.V. (AEGON). JCP received cash at closing of approximately $1.3 billion ($1.1 billion after tax).

DMS was reflected as a discontinued operation in the 2000 Annual Report with an estimated net loss on the sale of $296 million. Upon completion of the transaction, the loss was adjusted to $312 million. The additional net loss of $16 million was recorded in the second quarter of 2001 as a loss on the sale of discontinued operations due to the fact that the transaction closed earlier than anticipated. The Company's financial statements, footnotes and other information provided in this Annual Report reflect DMS as a discontinued operation for all periods presented.

Concurrent with the closing, JCP entered into a 15-year strategic licensing and marketing services arrangement with AEGON designed to offer an expanded range of financial and membership services products to JCPenney customers. Over the term of this arrangement, the Company will receive fee income related to sales of certain financial products and membership services. Such amounts will be recognized as earned in the Company's financial statements.

Consolidated Results of Operations

($ in millions except EPS)	2001	2000	1999
Segment operating profit/(loss)			
Department Stores and Catalog	$ 548	$ 254	$ 670
Eckerd Drugstores	208	(76)	183
Total segments	756	178	853
Other unallocated	(25)	(27)	13
Net interest expense (and credit operations in 1999)	(386)	(427)	(294)
Acquisition amortization	(121)	(122)	(125)
Restructuring and other charges, net	(21)	(488)	(169)
Income/(loss) from continuing operations before income taxes	203	(886)	278
Income taxes	89	(318)	104
Income/(loss) from continuing operations	$ 114	$ (568)	$ 174
Earnings/(loss) per share from continuing operations	$ 0.32	$ (2.29)	$ 0.54

Income from continuing operations in 2001 totaled $114 million, or $0.32 per share, compared with a loss from continuing operations in 2000 of $568 million, or $2.29 per share, and income from continuing operations of $174 million, or $0.54 per share in 1999. Income from continuing operations includes certain charges or credits considered to be non-comparable. Non-comparable items are defined and discussed on the pages that follow. Before the effects of non-comparable items, earnings/(loss) per share (EPS) would have been $0.39, $(0.44) and $1.36 for 2001, 2000 and 1999, respectively. All references to EPS are on a diluted basis.

($ in millions except EPS)	2001 Pre-tax $	2001 EPS	2000 Pre-tax $	2000 EPS	1999 Pre-tax $	1999 EPS
Income/(loss) from continuing operations before the effects of non-comparable items	$ 239	$ 0.39	$ (135)	$ (0.44)	$ 586	$ 1.36
Restructuring and other charges, net						
JCPenney store closings	(16)		(206)		—	
Eckerd drugstore closings	—		(111)		—	
Asset impairments	—		(91)		(240)	
Contract cancellations	—		(84)		—	
Headcount reductions	(3)		(35)		—	
Gain on the sale of assets	—		13		55	
Adjustments to prior period restructuring reserves and other	(2)		26		16	
Total restructuring and other charges, net	(21)	(0.04)	(488)	(1.19)	(169)	(0.48)
Other non-comparable items						
Reported as Department Stores and Catalog gross margin						
Department stores incremental markdowns	—		(92)		—	
SAB 101 revenue recognition adjustment	—		—		(20)	
Reported as Eckerd gross margin						
Inventory adjustments	—		(104)		(74)	
Reported as Eckerd SG&A						
Pension curtailment gain	11		—		—	
Information technology transition costs	(5)		—		—	
Integration and other costs	—		(12)		(45)	
Reported as Other Unallocated						
Centralized merchandising process (ACT) costs	(36)		(55)		—	
Real estate gains	57		—		—	
Asset impairments and PVOL	(42)		—		—	
Total other non-comparable items	(15)	(0.03)	(263)	(0.66)	(139)	(0.34)
Total non-comparable items	(36)	(0.07)	(751)	(1.85)	(308)	(0.82)
Income/(loss) from continuing operations	$ 203	$ 0.32	$ (886)	$ (2.29)	$ 278	$ 0.54

Income from continuing operations before the effects of non-comparable items improved significantly in 2001 compared to 2000. Overall improvements were realized in both Department Stores and Catalog and Eckerd Drugstores. Comparable store sales increased 3.3% for department stores and 7.8% for Eckerd drugstores. Operating profits also improved due to higher gross margin ratios and expense management initiatives, reflective of strategies implemented to turn around the businesses. Income from continuing operations in 2000 before the effects of non-comparable items was significantly lower than 1999 due to a decline in the operating performance of Department Stores and Catalog as well as Eckerd Drugstores. In 2000, sales in Department Stores and Catalog declined 2.9% from 1999, 2.4% on a comparable store basis, and were accompanied by a significant decline in gross margin. Lower gross margin and increased selling, general and administrative (SG&A) expenses in 2000 resulted in a significant decline in Eckerd operating profit.

Non-comparable items. The Company considers non-comparable items to be significant charges or credits that are infrequently occurring transactions, not reflective of normal operating performance. Examples of non-comparable items would include significant real estate transactions that are not part of the Company's core business, costs related to centralizing merchandising and other processes and costs related to significant acquisitions. The financial impact of these transactions make comparisons of ongoing operating results difficult and therefore require discussion to clarify results and trends in the Company's operations for multiple years. Restructuring and other charges, net, are discussed in more detail in Note 14.

Fiscal 2001. The Company's results were impacted by the effects of non-comparable items totaling $36 million, net, as follows:

Restructuring and other charges, net ($21 million)

- JCPenney store closings ($16 million) – The 2000 store closing plan was modified in 2001 to include two additional units. A charge of $8 million was recorded for asset impairments, PVOL and severance. In addition, a charge of $7 million was recorded to write off the residual value of seven stores included in the 2000 plan. Finally, $1 million was recorded for the severance benefits paid to the associates from seven stores, which were part of the 2000 plan but not announced until 2001.

- Headcount reductions ($3 million) – Severance benefits were paid to certain members of senior management as part of the change to new merchandising and catalog organizations.
- Adjustments to prior period restructuring reserves and other ($2 million) – Actual costs were more than originally anticipated.

Other non-comparable items ($15 million)

Costs of $36 million were associated with ACT (Accelerating Change Together), a fundamental rebuilding of the department store process and organization, creating a centralized buying organization. ACT has required process and organizational restructuring throughout the Company's corporate and field structure for department stores. Total incremental ACT costs over the two-year transition period (2000-2001) totaled $91 million. Including $20 million of capitalized hardware and software costs, total ACT expenditures were $111 million. Beginning in 2002, ongoing ACT costs will be included in Department Stores and Catalog segment operating results. Real estate gains of $57 million were recorded primarily on the sale of two retail partnership interests. Asset impairments and PVOL totaling $42 million were recorded for catalog outlet stores planned to close in 2002, five underperforming department stores, outside stockrooms that have been closed as the Company transitions to a centralized merchandising logistics and distribution network, third-party fulfillment operations that the Company is winding down and an impairment on an office facility. Non-comparable items included in Eckerd SG&A were an $11 million gain for pension curtailment and $5 million in transition costs related to the in-sourcing of information technology.

Fiscal 2000. The Company's results were impacted by the effects of non-comparable items totaling $751 million, net, as follows:

Restructuring and other charges, net ($488 million)

- JCPenney store closings ($206 million) – During fiscal 2000, 92 underperforming stores were approved for closing. These stores generated sales of approximately $950 million and incurred operating losses of $28 million in fiscal 1999. The Company's estimate for transfer sales to nearby JCPenney stores was approximately $160 million. By the end of 2000, 48 stores were closed, and the remainder closed by the end of 2001. The charge was recorded for fixed asset impairments ($113 million), PVOL ($77 million) and employee severance costs ($16 million).
- Eckerd drugstore closings ($111 million) – 279 drugstores were approved in 2000 for closing under the Eckerd store closing plan. These stores generated sales and operating losses of approximately $650 million and $30 million, respectively, in fiscal 1999. Of these stores, 274 were closed by the end of 2000, and the remainder were closed by the end of second quarter 2001. Charges were comprised of PVOL ($90 million), employee severance costs ($4 million) and other exit costs ($17 million).
- Asset impairments ($91 million) – Asset impairments included $64 million for 13 department stores that remained open due to restrictive operating covenants, $14 million for Eckerd assets related to relocated stores and $13 million for non-strategic business investments, including the Eckerd web site.
- Contract cancellations ($84 million) – Cancellations include termination fees and asset impairments associated with Eckerd's contract with its information technology service provider ($72 million) and a buyout fee for the remaining lease obligations ($12 million) related to a cancelled JCP hardware contract.
- Headcount reductions ($35 million) – Approximately 995 home office and field positions for both Department Stores and Catalog and Eckerd Drugstores were eliminated.
- Gain on the sale of assets ($13 million) – A gain was recognized on the sale of notes receivable that had been issued in 1997 in connection with the divestiture of certain drugstores pursuant to an agreement with the Federal Trade Commission.
- Adjustments to prior period restructuring reserves and other (net credit of $26 million) – Actual costs were less than previously estimated.

Other non-comparable items ($263 million)

- Department store incremental markdowns ($92 million) – The charge represented incremental markdowns recorded in cost of goods sold on discontinued merchandise from the decision to narrow the merchandise assortment as part of ACT.
- Eckerd inventory adjustments ($104 million) – The charge represented incremental markdowns recorded in cost of goods sold on discontinued merchandise in order to reposition the merchandise mix ($43 million) and to liquidate merchandise under the store closing plan ($61 million).
- Incremental Eckerd other costs ($12 million) – Costs were incurred for store closing activities in connection with the store closing plan.
- Centralized merchandising process costs ($55 million) – These costs were associated with ACT.

Fiscal 1999. The Company's results were impacted by non-comparable items totaling $308 million, net, as follows:

Restructuring and other charges, net ($169 million)

- JCPenney store asset impairments ($130 million) – The charge represented the excess of the carrying value of the assets, including intangible assets, over fair value, related to 10 stores, the majority of which were acquired in 1995 in the Washington, D.C., market.
- Eckerd asset impairments ($110 million) – The charge represented the excess of the carrying value of the assets, including intangible assets, over fair value related primarily to underperforming stores that were closed in fiscal 2000 and 2001.
- Gain on the sale of assets ($55 million) – In December 1999, JCP sold its proprietary credit card accounts and receivables to General Electric Capital Corporation and its subsidiaries (GE Capital). For more information about this transaction, see Note 4.
- Adjustments to prior year restructuring reserves (net credit of $16 million) – Actual costs were less than previously estimated.

Other non-comparable items ($139 million)

- Eckerd inventory adjustments ($74 million) – As a result of the integration of the Company's several drugstore formats, a cost of goods sold charge of $74 million was recorded to reflect the difference between the estimated value of book inventories and physical inventories.

- Incremental Eckerd integration and other costs ($45 million) – Incremental costs were incurred to upgrade the communications system that linked all drugstores with Eckerd's home office. In addition, related to the integration of the drugstores, certain allowances for the collectibility of accounts receivable and insurance reserves were adjusted.
- Revenue recognition ($20 million) – In response to the guidance provided by SEC Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements," the Company changed certain revenue recognition policies affecting stores and catalog. A $20 million charge to cost of goods sold was recorded for the cumulative effects of the changes.

Department Stores and Catalog Operating Results

($ in millions)	2001	2000	1999
Retail sales, net	**$ 18,157**	**$ 18,758**	**$ 19,316**
FIFO gross margin	**6,093**	**5,978**	**6,536**
LIFO credit/(charge)	**9**	**(14)**	**9**
LIFO gross margin	**6,102**	**5,964**	**6,545**
SG&A expenses	**(5,554)**	**(5,710)**	**(5,875)**
Segment operating profit	**$ 548**	**$ 254**	**$ 670**
Gross margin impact from non-comparable items	**$ —**	**$ 92**	**$ 20**
Sales percent increase/(decrease):			
Department stores	**1.5 %**	**(2.9)%**	**(1.3)%**
Comparable stores [(1)]	**3.3 %**	**(2.4)%**	**(1.1)%**
Catalog	**(19.7)%**	**(2.7)%**	**1.9 %**
Ratios as a percent of sales:			
FIFO gross margin	**33.6 %**	**31.9 %**	**33.8 %**
LIFO gross margin	**33.6 %**	**31.8 %**	**33.9 %**
SG&A expenses	**30.6 %**	**30.4 %**	**30.4 %**
Segment operating profit	**3.0 %**	**1.4 %**	**3.5 %**
Ratios as a percent of sales, before the effects of non-comparable items:			
FIFO gross margin	**33.6 %**	**32.4 %**	**33.9 %**
LIFO gross margin	**33.6 %**	**32.3 %**	**34.0 %**
SG&A expenses	**30.6 %**	**30.4 %**	**30.4 %**
Segment operating profit	**3.0 %**	**1.8 %**	**3.6 %**

(1) Comparable store sales include the sales of stores after having been opened for 12 consecutive fiscal months. Stores become comparable on the first day of the 13th fiscal month.

To provide more meaningful comparisons, the following discusses the operating results of Department Stores and Catalog before the effect on gross margins of non-comparable items, as discussed previously.

2001 compared with 2000. Department Stores and Catalog segment operating profit was $548 million in 2001, a significant improvement compared with $346 million in 2000. The increase from last year is primarily from improved gross margins in department stores and good inventory management and expense control in the catalog operation.

Total department store sales of $14.8 billion increased 1.5% for the year, while sales in comparable department stores increased 3.3%. The largest sales increases were in the Home Division, led by the expanded housewares department and followed by bed and bath. Women's sportwear, women's outerwear, juniors, men's sportswear and intimate apparel also had strong sales improvements. Sales gains were achieved by strong customer response to more current styles and colors of merchandise and better in-store visual presentation, combined with more focused marketing programs (principally in domestic stores), all as a result of the transition to a centralized merchandising process. Total department stores include sales in the Company's international stores of $498 million in 2001, and $547 million in 2000, a decrease of 9.0%. The decrease is primarily the result of the fluctuation of the Brazilian currency translated into U.S. dollars. Catalog sales were $3.4 billion in 2001 compared to $4.2 billion in 2000, a decline of approximately 20%, consistent with the Company's projections. Sales declined with the elimination of several specialty catalogs and promotional marketing programs that had generated unprofitable sales. Internet sales, which are included with Catalog, increased to $324 million from $294 million in 2000.

LIFO gross margin for 2001 improved 130 basis points as a percent of sales compared with last year. Margin improvement was the result of better merchandise assortments, improved inventory productivity and benefits derived from centralized merchandising. The transition to a centralized merchandising organization has allowed buyers to better negotiate costs and set appropriate pricing levels. System enhancements have provided better inventory data and more visibility into merchandise selling patterns, allowing for improved decision-making with respect to the timing of markdowns. The margin improvement was slightly offset by higher shrinkage results in the current year due to process changes made in connection with the move to a centralized merchandising process. Accordingly, the Company increased the shrinkage accrual to take these changes into consideration. Gross margin included a LIFO credit of $9 million in 2001 and a LIFO charge of $14 million in 2000. The LIFO credit in 2001 resulted primarily from higher initial markup. The LIFO charge in 2000 resulted from declines in higher cost inventory added in prior years.

SG&A expenses improved $156 million or 2.7% compared to last year, and were essentially flat as a percent of sales. Contributing to this improvement were lower catalog book and marketing costs, lower order fulfillment and telemarketing costs and a shift from development to maintenance of JCPenney.com. Other contributing factors to the improvement were decreases to salaries and other employee benefit plan expenses. See further discussion on page 13 and in Note 13. This improvement was reduced by an additional discretionary contribution to the Company's savings plan of approximately $48 million based on improved current year earnings and to reflect a Company match to the savings plan at more competitive levels. This additional contribution, along with the standard match, was funded in early 2002 with 2.9 million shares of Company common stock. A discretionary match was not made in the prior year.

2000 compared with 1999. Segment operating profit for Department Stores and Catalog was $346 million in 2000 compared with $690 million in 1999. The decline for the year was attributable to decreases in both sales and gross margin. Gross margin declined as a result of higher markdowns required to clear seasonal merchandise and promotional activity intended to stimulate sales.

Total department store sales of $14.6 billion declined by 2.9% for the year, while sales in comparable department stores declined by 2.4%. The largest sales declines were in athletic apparel and young men's sportswear. Total department stores include sales in the Company's international stores which totaled $547 million in 2000, compared to $432 million in 1999, an increase of 26.6%. This increase was primarily the result of the addition of 14 Renner stores in Brazil. Catalog sales were $4.2 billion in 2000 and $4.3 billion in 1999. Internet merchandise sales increased to $294 million from $102 million in 1999.

LIFO gross margin as a percent of sales declined 170 basis points compared with 1999 levels. The margin decline was due primarily to higher levels of promotional and clearance markdowns, particularly in the fourth quarter. In addition, gross margin was impacted by the implementation of centralized pricing decisions for aged and seasonal merchandise under ACT. Gross margin included a LIFO charge of $14 million in 2000 and a LIFO credit of $9 million in 1999. The LIFO charge in 2000 resulted from declines in higher cost inventory added in prior years. The LIFO credit for 1999 resulted from a combination of flat to declining retail prices as measured by the Company's internally developed inflation index.

SG&A expenses decreased by $165 million. The dollar improvement was primarily a result of cost savings initiatives, including outsourcing and process redesign, implemented over the last several years.

Eckerd Drugstores Operating Results

($ in millions)	2001	2000	1999
Retail sales, net	$ 13,847	$ 13,088	$ 12,427
FIFO gross margin	3,160	2,906	2,965
LIFO charge	(47)	(55)	(52)
LIFO gross margin	3,113	2,851	2,913
SG&A expenses	(2,905)	(2,927)	(2,730)
Segment operating profit/(loss)	$ 208	$ (76)	$ 183
Gross margin impact from non-comparable items	$ —	$ 104	$ 74
SG&A impact from non-comparable items	(6)	12	45
Sales percent increase:			
Total sales	5.8%	5.3%	20.4%
Comparable stores[1]	7.8%	8.5%	10.7%
Ratios as a percent of sales:			
FIFO gross margin	22.8%	22.2%	23.9%
LIFO gross margin	22.5%	21.8%	23.5%
SG&A expenses	21.0%	22.4%	22.0%
Segment operating profit/(loss)	1.5%	(0.6)%	1.5%
Ratios as a percent of sales, before the effects of non-comparable items:			
FIFO gross margin	22.8%	23.0%	24.5%
LIFO gross margin	22.5%	22.6%	24.0%
SG&A expenses	21.0%	22.3%	21.6%
Segment operating profit	1.5%	0.3%	2.4%

(1) Comparable store sales include the sales of stores after having been opened for 12 consecutive fiscal months. Stores become comparable on the first day of the 13th fiscal month. Comparable store sales include sales of relocated stores.

To provide more meaningful comparisons, the following discussion reviews Eckerd Drugstores operating results before the previously discussed non-comparable effects on gross margin and SG&A.

2001 compared with 2000. Segment operating profit for Eckerd Drugstores improved 120 basis points to $202 million in 2001 compared to $40 million in 2000. The increase in segment operating profit resulted from comparable store sales increases, with higher general merchandise sales, combined with improved SG&A expenses. Sales reflect increases in transaction volumes and unit sales from reduced pricing, improved marketing and store reconfiguration initiatives. Comparable sales growth for 2001 was led by an 11.7% increase in pharmacy sales, which accounted for 67% of total drugstore sales. Pharmacy sales increased in the managed care segment, which accounted for 91% of pharmacy sales, up from 89% in 2000. Comparable general merchandise sales increased 1.0% for the year, despite reducing prices on 5,000 items by approximately 6% and implementing temporary low pricing on 1,000 items. The strongest general merchandise categories were cosmetics and skin care, baby and hygiene products, household products, candy, and food and snacks, including beverages. The store reconfiguration program, which represents a new store layout, was rolled out to approximately 700 drugstores in 2001. The program included new and relocated stores, as well as stores in the newer freestanding locations. At the end of 2001, approximately 25% of all drugstores were operating in the new format.

LIFO gross margin, reflecting a better product mix, higher generic dispensing rates in pharmacy and better control over shrinkage, was essentially flat as a percent of sales despite implementation of more competitive pricing. Gross margin included LIFO charges of $47 million in 2001 and $55 million in 2000. LIFO charges in both years primarily reflect price inflation on prescription drugs.

SG&A expenses improved by 130 basis points as a percentage of sales, resulting primarily from an emphasis on cost management and the leverage of increased sales. Information technology costs were lowered by bringing the function back in-house. Net advertising costs were also lower. Additionally, pension costs were lower because Eckerd ceased participation in the JCPenney pension plan, as discussed under benefit plans on page 13.

2000 compared with 1999. Segment operating profit for Eckerd Drugstores was $40 million in 2000 compared to $302 million in 1999. The decline in operating profit was attributable to weak general merchandise sales, coupled with lower gross margin and increased SG&A expenses. Sales for 2000 increased 5.3% over 1999. Comparable store sales increased 8.5%. Comparable store sales growth for 2000 was led by a 14% increase in pharmacy sales, which accounted for 64% of total drugstore sales. Sales for 2000 benefited from the relocation of 136 stores to more convenient freestanding locations.

LIFO gross margin, as a percent of sales, declined 140 basis points. The decline was principally related to a higher proportion of lower-margin managed care and mail-order pharmacy sales and a reduced level of higher-margin general merchandise sales. Gross margin included LIFO charges of $55 million in 2000 and $52 million in 1999.

SG&A expenses as a percent of sales increased 70 basis points. Costs associated with opening new and relocated drugstores negatively impacted expenses in 2000 and 1999.

Net Interest Expense and Credit Operations

($ in millions)	2001	2000	1999
Finance charge revenue, net of operating expenses	$ —	$ —	$ (313)
Interest expense, net	386	427	607
Net interest expense and credit operations	$ 386	$ 427	$ 294

Net interest expense totaled $386 million in 2001 compared with $427 million in 2000. In 1999, net interest expense and credit operations totaled $294 million and included JCP's proprietary credit card operation through December 6, 1999, when the operation was sold to GE Capital. Interest expense declined in 2001 as a result of improved cash balances and the declines in average debt outstanding. The issuance of convertible debt in October 2001 did not have a material impact on interest charges for the year. Debt retirements totaled $250 million and $805 million in 2001 and 2000, respectively. The improvement in interest expense from 1999 to 2000 was primarily due to the reduction of short-term debt from the proceeds of the sale of proprietory credit card receivables. In addition, borrowing levels have declined since 1999 due to reductions in inventory levels.

Income taxes. The overall effective tax rate was 43.7%, (35.9%) and 37.4% for 2001, 2000 and 1999, respectively. In 2001, the tax rate increased due to a higher percentage of non-deductible permanent book/tax differences, principally goodwill, relative to income than in prior years. In 2000, due to the loss from continuing operations, certain tax planning benefits were not utilized, resulting in a lower tax benefit. Losses that resulted from these benefits have been carried forward to future years. Based on the short time periods for carry-forwards in certain states, valuation allowances of $85 million and $60 million in 2001 and 2000, respectively, have been established for those benefits not expected to be realized. In 1999, the tax rate was favorably impacted by tax planning strategies that significantly reduced state and local income tax rates.

Financial Condition

Liquidity and capital resources. Cash flow from operating activities was $1.0 billion in 2001 compared with $1.5 billion in 2000 and $1.2 billion in 1999. Improved earnings have reversed negative net income trends in recent years and positively impacted 2001 cash flow. Lower inventory levels also had a positive impact on cash flow over the last two years. However, cash generated by decreasing inventory levels, net of trade payables, declined in 2001 as department stores and Eckerd inventories leveled off during the year.

The Company's liquidity continued to strengthen during 2001 with $2.8 billion in cash and short-term investments as of January 26, 2002. The strong liquidity position is the result of the following: (1) improved profitability of operations, which generated approximately $200 million of free cash flow (operating cash flow after capital expenditures and dividends); (2) the sale of DMS which netted $1.1 billion in after-tax proceeds; (3) the issuance of $650 million aggregate principal amount of JCP's 5% convertible subordinated notes, which generated $630 million in cash proceeds, net of transaction fees; and (4) the establishment of the Eckerd managed care receivable securitization program, which generated $200 million of proceeds.

The Company's strong liquidity position, as reflected by $2.8 billion of cash and short-term investments at year-end 2001, represents 46% of the outstanding long-term debt. Management believes that the current cash position is adequate to cover debt maturities over the next several years. Cash flow generated from Company operations, combined with the cash and short-term investment position, will be adequate to cover debt maturities, capital expenditures and working capital requirements for the upcoming year. As a result of the Company's strong liquidity position, it is not anticipated that any external financing will be required in 2002 to fund the Company's operating cash needs. However, the Company manages its financial position on a multi-year basis and may refinance upcoming debt maturities and access the capital markets on an opportunistic basis to maintain and enhance financial flexibility. As discussed under benefit plans on page 13, the Company does not expect any additional funding of the pension plan to be required in 2002.

To further enhance liquidity, the Company maintains a fully committed $1.5 billion revolving credit facility and a separate $630 million committed credit facility to support the Company's import letters of credit program. Although separate facilities, the two lines are linked to provide an aggregate of $1.5 billion in total credit capacity. At year-end, there were no borrowings under the $1.5 billion credit facility and approximately $200 million of letters of credit outstanding. The letter of credit facility matures on August 17, 2002, and the revolving credit facility matures on November 21, 2002. The Company expects renewal and extension of these facilities to take place in the first half of 2002. The Company may be required to pledge a portion of Company assets as collateral for the new credit facility.

In 2001, the Company demonstrated access to the capital markets through the successful issuance of $650 million of subordinated convertible debentures and the securitization of certain Eckerd managed care receivables, which generated cash proceeds of $200 million. Future access to capital markets will depend upon the operational performance of the Company, as well as prevailing market conditions.

The Company's liquidity is enhanced by the fact that the current debt portfolio and material lease agreements do not contain any provisions that could trigger early payments, acceleration or collateral support in the event of adverse changes in the Company's financial condition.

The Company has two debenture series that contain put options. In each case, the investor may elect to have the debenture redeemed at par prior to its stated maturity date. The 6.9% Notes due 2026, principal amount $200 million, may be redeemed on August 15, 2003. The 7.4% Debentures due 2037, principal amount $400 million, may be redeemed on April 1, 2005. For planning purposes, and in the table below, the Company assumes the debenture holders will exercise their repayment option.

Off-balance sheet items. The Company has operating leases which management takes into consideration in evaluating overall liquidity. See discussion on page 34.

In May 2001, Eckerd formed a special purpose entity, ECR Receivables, Inc. (ECR), to complete a securitization of Eckerd managed care receivables. ECR is a wholly owned subsidiary of Eckerd. Under this arrangement, Eckerd sold managed care receivables to ECR, which then sold an undivided interest in the pool of receivables to an unrelated entity. ECR uses the cash collections of the receivables to purchase additional receivables from Eckerd under prearranged terms. JCP received $200 million in May 2001 from the sale and recorded an immaterial loss on the transaction. This transaction qualified as a sale under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities."

JCP, through a wholly owned subsidiary, has investments in 15 partnerships that own regional mall properties, seven as general partner and eight as a limited partner. The Company believes that its potential exposure to risk is greater in partnerships that it participates in as a general partner rather than as a limited partner. Mortgages on the seven general partnerships total approximately $330 million; however, the estimated market value of the underlying properties is approximately $533 million. These mortgages are non-recourse to the Company, so any financial exposure is minimal. In addition, the subsidiary has made guarantees totaling approximately $48 million related to investments in four real estate investment trusts (REITs). The estimated market value of the underlying properties significantly exceeds the outstanding mortgage loans, and the loan guarantee to market value ratio is less than 3% as of January 26, 2002. In the event of default, creditors would recover first from the proceeds of the sale of the properties, then from guarantors if the proceeds were less than the guaranteed portion of the debt. As a result, management does not believe that any potential financial exposure related to these guarantees would have a material impact on the Company's financial position or results of operations.

Contractual obligations and commitments. Aggregated information about the Company's contractual obligations and commitments as of January 26, 2002, are presented in the following tables. (This information is also disclosed in other parts of this Annual Report.)

		Payments due by period					
($ in millions)	Total	2002	2003	2004	2005	2006	After 5 years
Contractual cash obligations:							
Long-term debt	$ 6,051	$ 920	$ 550	$ 300	$ 618	$ 171	$ 3,492
Short-term debt	15	15	—	—	—	—	—
Capital lease obligations and other	56	22	13	12	9	—	—
Operating leases	6,936	669	614	563	512	464	4,114
Total contractual cash obligations	$ 13,058	$ 1,626	$ 1,177	$ 875	$ 1,139	$ 635	$ 7,606

		Amount of commitment expiration per period					
($ in millions)	Total amounts committed	2002	2003	2004	2005	2006	After 5 years
Other commercial commitments:							
Import letters of credit	$ 200	$ 200	$ —	$ —	$ —	$ —	$ —
Standby letters of credit[1]	151	151	—	—	—	—	—
Surety bonds[2]	134	134	—	—	—	—	—
Guarantees[3]	101	7	6	30	5	14	39
Total commercial commitments	$ 586	$ 492	$ 6	$ 30	$ 5	$ 14	$ 39

(1) Standby letters of credit are issued as collateral to a third-party administrator for self-insured workers' compensation and general liability claims.

(2) Surety bonds are primarily for previously incurred and expensed obligations related to workers' compensation and general liability claims.

(3) Includes guarantees of $48 million on real estate partnership loans and $53 million on certain leases related to stores that were sold in 1998.

Foreign currency risk. The Company operates 54 Renner department stores in Brazil and six JCPenney department stores in Mexico. Sales for 2001, 2000 and 1999 were $316 million, $353 million and $218 million, respectively. For the year ended January 26, 2002, the other comprehensive loss on foreign currency translation was approximately $27 million. Due to the relatively small size of foreign operations and management's intent to continue to operate and reinvest in this operation, management believes that its exposure to market risk associated with foreign currencies does not have a material impact on its financial condition or results of operations.

Merchandise inventory. Total LIFO inventory was $4,930 million in 2001 compared with $5,269 million in 2000. FIFO merchandise inventory for Department Stores and Catalog was $2,977 million at the end of 2001, a decrease of 9.4% on an overall basis and an increase of 5% for comparable stores. The overall decline was primarily the result of significant declines in catalog as inventory was managed consistently with the lower sales volume. Eckerd FIFO merchandise inventory was $2,330 million at the end of 2001, an increase of 0.4% from the prior year.

Capital expenditures. Capital expenditures, including capitalized software costs and intangible assets, such as Eckerd prescription file acquisitions, during the past three years are as follows:

($ in millions)	2001	2000	1999
Department Stores and Catalog	$ 332	$ 361	$ 346
Eckerd Drugstores	299	317	376
Total capital expenditures	$ 631	$ 678	$ 722

Capital expenditures for 2001 were above plan as the Company further accelerated investments in Eckerd's reconfigured drugstores and began to obtain sites for approximately 130 new drugstores to be opened in 2002. As the Company's performance improves, management intends to increase capital spending to more competitive levels to accelerate growth at Eckerd and improve the infrastructure in department stores.

For 2002, management expects capital expenditures to be in the range of $800 million to $900 million, equally divided between the Department Stores and Catalog and Eckerd segments. Anticipated capital expenditures for Department Stores and Catalog will focus on system enhancements to improve the allocation of merchandise to individual stores and the rollout of the new merchandise distribution network that is an integral part of centralization. For the Eckerd segment, management currently intends to convert, relocate or open an additional 800 stores in 2002.

Acquisitions. JCP has completed several acquisitions in recent years. In all cases, the purchase price was allocated to assets acquired and liabilities assumed based on estimated fair values. The excess of the purchase price over the fair value of assets acquired, including intangible assets, and liabilities assumed is accounted for as goodwill and has generally been amortized over 40 years. However, the Company will cease amortizing goodwill upon adoption of SFAS No. 142 at the beginning of fiscal 2002. See discussion under the new accounting pronouncements section on page 13. All acquisitions have been accounted for under the purchase method. Accordingly, their results of operations are included in the Company's statements of operations as of the date of the acquisition.

On March 1, 1999, JCP completed the acquisition of Genovese Drug Stores, Inc. (Genovese), a 141-drugstore chain with locations in New York, New Jersey and Connecticut. The acquisition was accomplished through the exchange of approximately 9.6 million shares of JCPenney common stock for the outstanding shares of Genovese, and the conversion of outstanding Genovese stock options into approximately 550,000 common stock options of the Company. The total value of the transaction, including the assumption of $60 million of debt, was $414 million, of which $263 million represented goodwill. See Note 4 for further discussion.

Debt to capital

	2001	2000	1999
Debt to capital	**34.9%**	**43.2%**	**42.7%**
Debt to capital, including leases	**53.5%**	**56.8%**	**54.5%**

The Company currently and historically manages its financial position by factoring in all on- and off-balance sheet debt, including operating leases. Management believes this is the most realistic depiction of financial leverage. The debt-to-capital percent is also shown as calculated in the more traditional manner of on-balance sheet debt for comparison purposes.

Total debt, net of cash and short-term investments, but including the present value of operating leases and securitized receivables, was $7,038 million, $8,245 million and $8,670 million at the end of 2001, 2000 and 1999. During 2001, $250 million principal amount of notes matured and was paid. JCP issued $650 million of 5% convertible subordinated notes in private placements in October 2001. During 2000, JCP retired $805 million of long-term debt through scheduled maturities of $625 million and the call of $180 million of 9.45% notes due 2002.

In December 1999, JCP received $3.2 billion in proceeds from the sale of its proprietary credit card accounts receivable. Proceeds from the sale were used to pay down short-term debt and the balance was invested in short-term investments, pending the maturity of long-term debt issues. In conjunction with the sale, GE Capital also assumed debt totaling $729 million, including $79 million of off-balance sheet debt. During 1999, JCP retired $225 million of long-term debt at the normal maturity date and redeemed $199 million of Eckerd Notes due 2004.

Dividends. JCP paid quarterly dividends of $0.125 in 2001. The dividend rate had been reduced in the final quarter of 1999 from $0.545 to $0.2875 and for the third quarter of 2000 from $0.2875 to $0.125. The Board of Directors considered the overall performance of the Company's businesses and the need to reinvest earnings in those businesses in the determination to reduce the quarterly dividend rate.

Inflation and changing prices. Inflation and changing prices have not had a significant impact on the Company in recent years due to low levels of inflation.

Benefit plans. In 2001, JCP approved changes to its retiree medical and dental plans that will reduce and cap Company contributions. In accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," these changes were accounted for as a negative plan amendment. Accordingly, the effects of reducing the benefit obligation will be amortized over the remaining years of service to eligibility of the active plan participants. The Company began recognizing the costs under the amended plans in the third quarter of 2001. These changes reduced SG&A expenses in 2001 by approximately $11 million. The annualized savings from these changes are estimated to be approximately $27 million per year.

Also in 2001, JCP amended its pension plan to freeze benefits and participation for substantially all drugstore associates effective July 31, 2001. In its place, Eckerd adopted a new 401(k) savings plan for all eligible drugstore associates effective January 1, 2002. This new plan is designed to be more competitive in the drugstore industry and to help attract and retain qualified personnel, especially pharmacists. It is currently projected that total retirement costs for Eckerd will increase slightly under this new plan. The change in the pension plan has been accounted for as a curtailment gain in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." The reduction in the projected benefit obligation of approximately $11 million has been recognized in the Eckerd segment results as a reduction of SG&A expenses. This amount is reflected as a non-comparable item.

As a result of declines in the equity markets in 2001, the Company expects a significant negative swing in net pension costs which may negatively impact EPS up to $0.25 per share in fiscal 2002 as compared to 2001. Because the Company's pension plan is in an overfunded position, even with the market declines in 2001, the Company does not expect any additional funding to be required in 2002.

New accounting pronouncements. In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement establishes a single accounting model for the impairment or disposal of long-lived assets and new standards for reporting discontinued operations. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" and Accounting Principles Board (APB) No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains the provision of SFAS No. 121 for long-lived assets held for use to evaluate recoverability based on undiscounted cash flows. SFAS No. 144 is effective in fiscal years beginning after December 15, 2001. The Company does not expect the implementation of this Statement to have a material effect on its financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets with indefinite useful lives will no longer be amortized but will be subject to annual impairment tests using a fair-value based approach, as set forth in the new standard. Other intangible assets with estimable useful lives will continue to be amortized over their useful lives.

The Company will apply these new rules beginning in the first quarter of fiscal 2002. The Company has approximately $2,643 million of unamortized goodwill, including the Eckerd trade name, as of January 26, 2002. Under SFAS No. 142, the Eckerd trade name qualifies as an intangible asset with an indefinite useful life; therefore, amortization will cease upon adoption of the new rules. Application of the non-amortization provisions of the Statement is expected to increase per share earnings approximately $0.25 in 2002. In the first quarter of 2002, the Company will perform the transitional impairment test on the January 26, 2002 balance of the Eckerd trade name, as required by SFAS No. 142. During the first half of 2002, the Company will perform the first step of the required impairment test on the January 26, 2002 balance of goodwill. Based on preliminary analyses of enterprise values for identified reporting units, management does not expect to record an impairment charge. However, there can be no assurance that at the time the review is completed an impairment charge will not be recorded.

Cautionary statement regarding forward-looking information. This Annual Report, including the Chairman's letter, may contain forward-looking statements made within the meaning of the Private Securities Litigation Reform Act of 1995. As such, such statements involve risks and uncertainties that could cause actual results to differ materially from predicted results. The Company's forward-looking statements are based on assumptions about many important factors, including competitive conditions in the retail industry; changes in consumer confidence and spending in the United States; direct-to-customer strategy and other initiatives; anticipated cash flow; general economic conditions, such as higher interest rates and unemployment; and normal business uncertainty. In addition, the Company typically earns a disproportionate share of its operating income in the fourth quarter due to holiday buying patterns, which are difficult to forecast with certainty. While the Company believes that its assumptions are reasonable, it cautions that it is impossible to predict the impact of such factors that could cause actual results to differ materially from predicted results. The Company intends the forward-looking statements in this Annual Report to speak only at the time of its release and does not undertake to update or revise these projections as more information becomes available.

Company statement on financial information

The Company is responsible for the information presented in this Annual Report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and present fairly, in all material respects, the Company's results of operations, financial position and cash flows. Certain amounts included in the consolidated financial statements are estimated based on currently available information and judgment as to the outcome of future conditions and circumstances. Financial information elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

The Company's system of internal controls is supported by written policies and procedures and supplemented by a staff of internal auditors. This system is designed to provide reasonable assurance, at suitable costs, that assets are safeguarded and that transactions are executed in accordance with appropriate authorization and are recorded and reported properly. The system is continually reviewed, evaluated and where appropriate, modified to accommodate current conditions. Emphasis is placed on the careful selection, training and development of professional finance and internal audit managers.

An organizational alignment that is premised upon appropriate delegation of authority and division of responsibility is fundamental to this system. Communication programs are aimed at assuring that established policies and procedures are disseminated and understood throughout the Company.

The consolidated financial statements have been audited by independent auditors whose report appears below. Their audit was conducted in accordance with auditing standards generally accepted in the United States of America, which include the consideration of the Company's internal controls to the extent necessary to form an independent opinion on the consolidated financial statements prepared by management.

The Audit Committee of the Board of Directors is composed solely of directors who are not officers or employees of the Company. The Audit Committee's responsibilities include recommending to the Board for stockholder approval the independent auditors for the annual audit of the Company's consolidated financial statements. The Committee also reviews the independent auditors' audit strategy and plan, scope, fees, audit results, performance, independence and non-audit services and related fees; internal audit reports on the adequacy of internal controls; the Company's ethics program; status of significant legal matters; the scope of the internal auditors' plans and budget and results of their audits and the effectiveness of the Company's program for correcting audit findings. The independent auditors and Company personnel, including internal auditors, meet periodically with the Audit Committee to discuss auditing and financial reporting matters.

Robert B. Cavanaugh

Robert B. Cavanaugh
Executive Vice President and Chief Financial Officer

Independent auditors' report

To the Stockholders and Board of Directors
of J. C. Penney Company, Inc.:

We have audited the accompanying consolidated balance sheets of J. C. Penney Company, Inc. and Subsidiaries as of January 26, 2002 and January 27, 2001, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended January 26, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of J. C. Penney Company, Inc. and Subsidiaries as of January 26, 2002 and January 27, 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended January 26, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Dallas, Texas
February 21, 2002

Consolidated statements of operations

J. C. Penney Company, Inc. and Subsidiaries

($ in millions, except per share data)	2001	2000	1999
Retail sales, net	$ 32,004	$ 31,846	$ 31,743
Costs and expenses			
Cost of goods sold	22,789	23,031	22,286
Selling, general and administrative expenses	8,459	8,637	8,604
Other unallocated	25	27	(13)
Net interest expense and credit operations	386	427	294
Acquisition amortization	121	122	125
Restructuring and other charges, net	21	488	169
Total costs and expenses	31,801	32,732	31,465
Income/(loss) from continuing operations before income taxes	203	(886)	278
Income taxes	89	(318)	104
Income/(loss) from continuing operations	114	(568)	174
Income from discontinued operations (net of income tax of $0, $90 and $91)	—	159	162
Loss on sale of discontinued operations (net of income taxes of $(6), $200 and $0)	(16)	(296)	—
Net income/(loss)	$ 98	$ (705)	$ 336
Earnings/(loss) per common share:			
Income/(loss) from continuing operations	$ 114	$ (568)	$ 174
Less: preferred stock dividends, net of tax	(29)	(33)	(36)
Earnings/(loss) from continuing operations available to common stockholders[1]	85	(601)	138
Income from discontinued operations, net of tax	—	159	162
(Loss) on sale of discontinued operations	(16)	(296)	—
Net income/(loss) available to common stockholders[2]	$ 69	$ (738)	$ 300
Average common shares outstanding (basic shares)	263	262	259
Dilutive effect of stock options and restricted stock units	4	—	—
Average shares used for diluted EPS[3]	267	262	259
Basic and diluted EPS:			
Continuing operations	$ 0.32	$ (2.29)	$ 0.54
Discontinued operations	—	0.61	0.62
(Loss) on sale of discontinued operations	(0.06)	(1.13)	—
Net income/(loss)	$ 0.26	$ (2.81)	$ 1.16

(1) Earnings/(loss) from continuing operations is the same for purposes of calculating basic and diluted EPS.

(2) Net income/(loss) available to common stockholders is the same for purposes of calculating basic and diluted EPS.

(3) In each period, certain common stock equivalents and their effects on income were excluded from the computation of diluted EPS because they were anti-dilutive. See Note 3 for amounts excluded and descriptions of those items.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated balance sheets

J. C. Penney Company, Inc. and Subsidiaries

($ in millions, except per share data)	2001	2000
Assets		
Current assets		
Cash (including short-term investments of $2,834 and $935)	$ 2,840	$ 944
Receivables (net of bad debt reserves of $27 and $30)	698	893
Merchandise inventory (net of LIFO reserves of $377 and $339)	4,930	5,269
Prepaid expenses	209	151
Total current assets	8,677	7,257
Property and equipment		
Land and buildings	2,987	2,949
Furniture and fixtures	4,105	3,919
Leasehold improvements	1,225	1,194
Accumulated depreciation	(3,328)	(2,948)
Property and equipment, net	4,989	5,114
Goodwill and other intangible assets (net of accumulated amortization of $573 and $452)	2,740	2,870
Other assets	1,642	1,474
Assets of discontinued operations (including cash and short-term investments of $0 and $156)	—	3,027
Total assets	$ 18,048	$ 19,742
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable and accrued expenses	$ 3,465	$ 3,877
Short-term debt	15	—
Current maturities of long-term debt	920	250
Deferred taxes	99	108
Total current liabilities	4,499	4,235
Long-term debt	5,179	5,448
Deferred taxes	1,231	1,136
Other liabilities	1,010	978
Liabilities of discontinued operations	—	1,686
Total liabilities	11,919	13,483
Stockholders' equity		
Preferred stock, no par value and stated value of $600 per share: authorized, 25 million shares; issued and outstanding, 0.6 million and 0.7 million shares Series B ESOP convertible preferred	363	399
Common stock, par value $0.50 per share: authorized, 1,250 million shares; issued and outstanding 264 million and 263 million shares	3,324	3,294
Deferred stock compensation	6	—
Reinvested earnings	2,573	2,636
Accumulated other comprehensive (loss)	(137)	(70)
Total stockholders' equity	6,129	6,259
Total liabilities and stockholders' equity	$ 18,048	$ 19,742

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated statements of stockholders' equity

J. C. Penney Company, Inc. and Subsidiaries

($ in millions)	Preferred Stock	Common Stock	Deferred Stock Compensation	Reinvested Earnings	Accumulated Other Comprehensive (Loss)/Income[1]	Total Stockholders' Equity
January 30, 1999	$ 475	$2,850	$ —	$ 3,791	$ (14)	$ 7,102
Net income				336		336
Unrealized loss on investments					(14)	(14)
Currency translation adjustments					13	13
Other comprehensive (loss) from discontinued operations					(59)	(59)
Total comprehensive income						276
Dividends declared				(537)		(537)
Common stock issued		416				416
Preferred stock retired	(29)					(29)
January 29, 2000	446	3,266	—	3,590	(74)	7,228
Net (loss)				(705)		(705)
Unrealized gain on investments					2	2
Currency translation adjustments					(14)	(14)
Other comprehensive income from discontinued operations					16	16
Total comprehensive (loss)						(701)
Dividends declared				(249)		(249)
Common stock issued		28				28
Preferred stock retired	(47)					(47)
January 27, 2001	399	3,294	—	2,636	(70)	6,259
Net income				98		98
Unrealized gain on investments					12	12
Reclassification adjustment for gains included in income from continuing operations, net of tax					(1)	(1)
Currency translation adjustments					(27)	(27)
Non-qualified plan minimum liability adjustment					(51)	(51)
Total comprehensive income						31
Dividends declared				(161)		(161)
Common stock issued		30				30
Preferred stock retired	(36)					(36)
Deferred stock compensation			6			6
January 26, 2002	$ 363	$3,324	$ 6	$ 2,573	$ (137)	$ 6,129

(1) Components of accumulated other comprehensive income/(loss) include: (a) foreign currency translation of $(100) million, $(73) million and $(59) million in 2001, 2000 and 1999, respectively. A deferred tax asset has not been established for currency translation adjustments; (b) unrealized gains on investments of $14 million (net of $8 million deferred taxes), $3 million (net of $2 million deferred taxes) and $1 million (net of $1 million deferred taxes) in 2001, 2000 and 1999, respectively; (c) minimum pension liability adjustment of $(51) million (net of a $33 million deferred tax asset) in 2001; and (d) discontinued operations of $(16) million (net of a deferred tax asset of $8 million) in 1999.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated statements of cash flows

J. C. Penney Company, Inc. and Subsidiaries

($ in millions)	2001	2000	1999
Cash flows from operating activities			
Income/(loss) from continuing operations	$ 114	$ (568)	$ 174
Non-cash adjustments to reconcile income/(loss) from continuing operations to net cash provided by operating activities:			
Restructuring, asset impairments and PVOL	56	454	173
Depreciation and amortization, including intangible assets	717	695	704
Real estate (gains)	(26)	—	—
Company contributions to savings and profit sharing plan	58	—	—
Pension (income)	(73)	(79)	(18)
Deferred stock compensation	6	—	—
Deferred taxes	86	(95)	(8)
Change in cash from:			
Receivables	3	33	(100)
Sale of drugstore receivables	200	—	—
Inventory	343	701	229
Other assets	(57)	3	167
Trade payables	(420)	436	(40)
Current income taxes payable	(70)	(150)	(83)
Other liabilities	50	105	(31)
	987	1,535	1,167
Cash flows from investing activities			
Capital expenditures	(631)	(678)	(722)
Proceeds from sale of discontinued operations	1,306	—	—
Proceeds from sale of assets	—	30	3,179
Proceeds from sale of investment securities	—	268	164
	675	(380)	2,621
Cash flows from financing activities			
Change in short-term debt	15	(330)	(1,650)
Proceeds from the issuance of long-term debt	630	—	—
Payment of long-term debt	(257)	(816)	(467)
Common stock issued, net	30	28	62
Preferred stock redemption	(36)	(47)	(29)
Dividends paid, preferred and common	(161)	(294)	(598)
	221	(1,459)	(2,682)
Cash received from discontinued operations	13	93	—
Net increase/(decrease) in cash and short-term investments	1,896	(211)	1,106
Cash and short-term investments at beginning of year	944	1,155	49
Cash and short-term investments at end of year	$ 2,840	$ 944	$ 1,155
Supplemental cash flow information			
Interest paid	$ 420	$ 489	$ 673
Interest received	51	49	61
Income taxes paid/(received)	68	(97)	194

Non-cash transactions: In 2000, Eckerd entered into capital leases for store photo processing equipment totaling $40 million. In 1999, the Company issued 9.6 million shares of common stock with a value of $354 million to complete the acquisition of Genovese. Also in 1999, GE Capital assumed $650 million of balance sheet debt as part of JCP's sale of proprietary credit card receivables.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to the consolidated financial statements

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of operations

JCPenney was founded by James Cash Penney in 1902 and has grown to be a major retailer, operating 1,075 JCPenney department stores in all 50 states, Puerto Rico and Mexico, and 54 Renner department stores in Brazil. The major portion of the Company's business consists of predominately family apparel, jewelry, shoes, accessories and home furnishings, and providing services, such as salon, optical, portrait photography and custom decorating, to customers through department stores, catalog and the internet. The catalog and internet business processes over 42 million customer orders annually.

In addition, the Company operates a chain of 2,641 drugstores (primarily under the Eckerd name) located throughout the Southeast, Sunbelt and Northeast regions of the United States. Eckerd drugstores sell prescription drugs as well as general merchandise items such as over-the-counter drugs, beauty products, photo processing services, greeting cards and convenience food.

Basis of presentation

The consolidated financial statements present the results of J. C. Penney Company, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Effective January 27, 2002, J. C. Penney Company, Inc. changed its corporate structure to a holding company format. As part of this structure, J. C. Penney Company, Inc. changed its name to J. C. Penney Corporation, Inc. (JCP) and became a wholly owned subsidiary of a newly formed affiliated holding company (Holding Company). The new holding company assumed the name J. C. Penney Company, Inc. The Holding Company has no subsidiaries other than JCP. The Holding Company has no independent assets or operations. All outstanding shares of common and preferred stock were automatically converted into the identical number of and type of shares in the new holding company. Stockholders' ownership interests in the business did not change as a result of the new structure. Shares of the Company remain publicly traded under the same symbol (JCP) on the New York Stock Exchange. The Holding Company is a co-obligor (or guarantor, as appropriate) regarding the payment of principal and interest on JCP's outstanding debt securities. The guarantee by the Holding Company of certain of JCP's outstanding debt securities is full and unconditional. The Holding Company and its consolidated subsidiaries, including JCP, are collectively referred to in this Annual Report as "Company" or "JCPenney," unless indicated otherwise.

Use of estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While actual results could differ from these estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

The most significant estimates relate to inventory valuation under the retail method, specifically permanent reductions to retail prices (markdowns) and adjustments for shortages (shrinkage); valuation of long-lived and intangible assets, including goodwill; and valuation allowances and reserves, specifically related to closed stores, workers' compensation and general liability, income taxes and litigation. Closed store reserves are established for the present value of estimated lease obligations (PVOL) and other exit costs. Workers' compensation and general liability reserves are based on actuarially determined estimates of reported, and incurred but not reported, claims resulting from historical experience and current data. Income taxes are estimated for each jurisdiction in which the Company operates. Deferred tax assets are evaluated for recoverability, and a valuation allowance is recorded if it is deemed more likely than not that the asset will not be realized. Litigation reserves are based on management's best estimate of potential liability, with consultation of inside and outside counsel, and are based upon a combination of litigation and settlement strategies.

Fiscal year

The Company's fiscal year ends on the last Saturday in January. Fiscal 2001 ended January 26, 2002; fiscal 2000 ended January 27, 2001; and fiscal 1999 ended January 29, 2000. All three years contained 52 weeks. The accounts of the Renner stores in Brazil are on a calendar-year basis.

Reclassifications

Certain reclassifications have been made to prior year amounts to conform to the current year presentation. None of the reclassifications impacted the Company's net earnings or earnings per share in any period.

Merchandise and services revenue recognition

The Company records revenue at the point of sale for retail stores and at the time of shipment for catalog and internet sales, net of any returns. Commissions earned on sales generated by licensed departments are included as a component of retail sales. For catalog orders shipped to department stores for pickup by customers, the Company changed its policy in early January 2002 to charge the customer and record the sale when the order is shipped. Previously, for shipments to retail stores' catalog desks, revenue was recorded when the customer picked up and paid for the merchandise. This change did not have a material impact on retail sales for 2001. Shipping and handling fees charged to customers are recorded as retail sales with related costs recorded as cost of goods sold. An allowance has been established to provide for estimated merchandise returns.

Advertising

Advertising costs, which include newspaper, television, radio and other media advertising, are either expensed as incurred or the first time the advertising occurs, and were $947 million, $967 million and $995 million for 2001, 2000 and 1999, respectively. These totals include catalog book costs of $269 million, $312 million and $323 million for 2001, 2000 and 1999, respectively. Catalog book preparation and printing costs, which are considered direct response advertising, are charged to expense over the life of the catalog, not to exceed six months. Included in other assets are deferred advertising costs, primarily catalog book costs, of $72 million as of January 26, 2002, and $87 million as of January 27, 2001.

Pre-opening expenses

Costs associated with the opening of new stores are expensed in the period incurred.

Pension asset valuation

In accordance with Statement of Financial Accounting Standards (SFAS) No. 87, "Employers' Accounting for Pensions," the Company uses fair value to determine the market-related value of plan assets, which is used in calculating the expected return on assets and gain/loss amortization components of net periodic pension expense. As a result, any increases or decreases in fair value of plan assets above or below the expected return are taken into consideration in the determination of net periodic pension expense in the period in which they occur.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Earnings/(loss) per common share

Basic earnings/(loss) per share is computed by dividing net income/(loss) less dividend requirements on the Series B ESOP Convertible Preferred Stock, net of tax as applicable, by the weighted average number of common shares outstanding. Diluted earnings/(loss) per share assumes, to the extent dilutive, the exercise of stock options and the conversion of the convertible debt and Series B ESOP Convertible Preferred Stock into the Company's common stock.

Stock-based compensation

The Company accounts for stock-based compensation by applying Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," as allowed under SFAS No. 123, "Accounting for Stock-based Compensation." Under APB No. 25, if the number of options is fixed and the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. Under the provisions of the Company's equity compensation plan, stock options cannot be granted below market.

Cash and short-term investments

The Company considers all highly liquid investments with original maturities of three months or less to be short-term investments. The short-term investments consist primarily of euro-dollar time deposits and money market funds and are stated at cost, which approximates fair market value.

Receivables, net

Receivables of the Eckerd managed care operations were $341 million and $510 million as of year-end 2001 and 2000, respectively. Renner credit card receivables were $80 million and $86 million as of year-end 2001 and 2000, respectively. Also included in this classification are notes and miscellaneous receivables. Bad debt reserves have been established for the Eckerd managed care and Renner credit card receivables.

Merchandise inventories

The majority of merchandise inventory in the Department Store and Catalog segment is valued at the lower of cost (using the last-in, first-out or "LIFO" method) or market, determined by the retail method. The lower of cost or market is determined on an aggregate basis for similar types of merchandise. At Eckerd, pharmaceutical and general merchandise warehouse inventories are valued at the lower of LIFO cost or market. General merchandise at retail drugstore locations is valued using a modified retail method. To estimate the effects of inflation for both Department Stores and Catalog and Eckerd on inventories, the Company utilizes internally developed price indices.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is provided principally by the straight-line method over the estimated useful lives of the related assets, generally three to 20 years for furniture and equipment and 50 years for buildings. Leasehold improvements are amortized over the shorter of the estimated useful lives of the improvements or the term of the lease.

Routine maintenance and repairs are expensed when incurred. Major replacements and improvements are capitalized. The cost of assets sold or retired and the related accumulated depreciation or amortization are removed from the accounts with any resulting gain or loss included in net income.

Goodwill and other intangible assets and long-lived assets

Goodwill, which represents the cost in excess of fair value of net assets acquired, and the trade name associated with the Eckerd acquisition have generally been amortized over 40 years. Other intangible assets are amortized over periods ranging from five to seven years.

The Company evaluates potential impairment of identified intangibles, goodwill, including enterprise level goodwill, and fixed assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include, but are not limited to, significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company's overall business or significant negative industry or economic trends. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, the Company measures any potential impairment based on a projected discounted cash flow method using a discount rate commensurate with the risk inherent in the Company's current business model. Beginning in 2002, when SFAS No. 142, "Goodwill and Other Intangible Assets," becomes effective, the Company will cease amortizing goodwill and the Eckerd trade name. For a discussion of the estimated impact of adopting this new standard, see the effect of new accounting standards section in this Note.

Capitalized software costs

Costs associated with the acquisition or development of software for internal use are capitalized and amortized over the expected useful life of the software, generally between three and seven years.

Vendor allowances

The Company has agreements with vendors for allowances to purchase and promote their products. The total value of allowances received from vendors is based on amounts specified in the agreement or in certain cases based on purchase volumes. These amounts are recognized in accordance with the provisions of the related agreements as either a reduction of cost of goods sold or a reduction of selling, general and administrative expenses.

Foreign currency translation

Foreign currency assets and liabilities are translated into U.S. dollars at the exchange rates in effect at the balance sheet date, while revenues and expenses are translated using average currency rates during the reporting period.

Effect of new accounting standards

In October 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." This statement establishes a single accounting model for the impairment or disposal of long-lived assets and new standards for reporting discontinued operations. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed Of" and APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." SFAS No. 144 retains the provision of SFAS No. 121 for long-lived assets held for use to evaluate recoverability based on undiscounted cash flows. This Statement establishes specific criteria for a long-lived asset to be held for sale, but retains the accounting treatment under SFAS No. 121 to measure such asset at the lower of carrying value or fair value and to cease depreciation. For long-lived assets to be abandoned, impairment analysis is performed under the held and used model, and depreciation estimates are potentially revised to reflect the use of the asset over its shortened useful life. SFAS No. 144 is effective in fiscal years beginning after December 15, 2001. The Company does not expect the implementation of this Statement to have a material effect on its financial position or results of operations.

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets with indefinite useful lives will no longer be amortized but will be subject to annual impairment tests using a fair-value based approach, as set forth in the new standard. Other intangible assets with estimable useful lives will continue to be amortized over their useful lives. Under SFAS No. 142, the Eckerd trade name qualifies as an intangible asset with an indefinite useful life; therefore, amortization will cease upon adoption of the new rules.

The Company will apply these new rules beginning in the first quarter of fiscal 2002. The Company has approximately $2,643 million of unamortized goodwill, including the Eckerd trade name, as of January 26, 2002. Application of the non-amortization provisions of the Statement is expected to increase per share earnings approximately $0.25 per year. During the first half of fiscal 2002, the Company will perform the first of the required impairment tests as of January 27, 2002. Based on preliminary analyses of enterprise values for identified reporting units, management does not expect to recognize an impairment charge.

2 DISCONTINUED OPERATIONS

In March 2001, JCP signed a definitive agreement with a U.S. subsidiary of AEGON N.V. (AEGON), to sell the assets of its Direct Marketing Services (DMS) business. Accordingly, DMS was accounted for as a discontinued operation in the 2000 consolidated financial statements, which reflected an estimated net loss on the sale of $296 million. In June 2001, JCP closed on the sale of DMS assets and received cash of approximately $1.3 billion ($1.1 billion after tax). Upon completion of the transaction, the loss was adjusted to $312 million. The additional net loss of $16 million was reflected in the second quarter of 2001 as a loss on the sale of discontinued operations.

Concurrent with the closing, JCP entered into a 15-year strategic marketing arrangement with AEGON whereby JCP will receive cash payments based on the marketing and sales of various financial and membership services products to JCPenney customers.

DMS net revenues were $553 million, $1,164 million and $1,119 million for 2001, 2000 and 1999, respectively. The assets and liabilities of DMS included in the accompanying consolidated balance sheet as of January 27, 2001 consisted of the following:

($ in millions)	2000
Current assets	**$ 403**
Investments	**1,495**
Deferred policy acquisition costs	**999**
Other assets	**130**
Total assets	**3,027**
Current liabilities	**287**
Long-term liabilities	**1,399**
Total liabilities	**$ 1,686**

3 EARNINGS PER SHARE

The following potential common shares and their income effects were excluded from the diluted EPS calculations because of their anti-dilutive effect:

- At January 26, 2002, January 27, 2001, and January 29, 2000, options to purchase 9 million, 18 million and 12 million shares of stock at prices ranging from $23 to $71, $9 to $71 and $11 to $71 per share were excluded from the 2001, 2000 and 1999 calculations, respectively.
- $650 million aggregate principal amount of 5% subordinated notes convertible into approximately 22.8 million shares of common stock were issued on October 15, 2001. These notes are convertible at any time prior to maturity, unless previously redeemed, at the option of the holders into shares of common stock at a conversion price of $28.50 per share, subject to certain adjustments.
- Outstanding preferred stock convertible into 12 million, 13 million and 15 million common shares at January 26, 2002, January 27, 2001, and January 29, 2000, and related dividends were excluded from the 2001, 2000 and 1999 calculations, respectively.

4 SALES OF RECEIVABLES AND ACQUISITIONS

In May 2001, Eckerd securitized certain managed care receivables by forming a bankruptcy-remote special purpose entity, ECR Receivables, Inc. (ECR), which in turn entered into a three-year revolving receivables purchase facility agreement with an unrelated entity, Three Rivers Funding Corporation (TRFC), an asset-backed commercial paper conduit sponsored by Mellon Financial Corporation. Under this facility, Eckerd sells to ECR, on a continuous basis, all of the managed care receivables. ECR then sells to TRFC an undivided interest in all eligible receivables while maintaining a subordinated interest, in the form of overcollateralization, in a portion of the receivables. JCP, through Eckerd, received cash proceeds of $200 million in May 2001 from the sale. Eckerd has agreed to continue servicing the sold receivables at market rates; accordingly, no servicing asset or liability has been recorded.

As of January 26, 2002, securitized managed care receivables totaled $329 million, of which the subordinated retained interest was $129 million. Accordingly, $200 million, which represents the portion of the receivables in which the third party has an undivided ownership interest, qualifies as a sale under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities," and has been reflected as a reduction of receivables in the accompanying consolidated balance sheet as of January 26, 2002. Losses and expenses related to receivables sold under this agreement in 2001 totalled $5 million and are included in other unallocated expenses.

On December 6, 1999, JCP sold its proprietary credit card receivables, including its retained interest in the JCP Master Credit Card Trust and its credit facilities, to GE Capital. The total value of the transaction was approximately $4.0 billion and included $729 million of debt ($79 million of which was off-balance sheet) assumed by GE Capital related to previous receivable securitization transactions. The sale resulted in a pre-tax gain of $55 million, net of an allowance for final settlement, which is included in the consolidated statement of operations as a component of restructuring and other charges, net. An allowance for final settlement of $20 million was established per the agreement between JCP and GE Capital to cover potential bad debts on bankruptcy reaffirmations, certain foreign and minor accounts and potential environmental issues on sold properties. The Company's potential liability related to minor accounts and bankruptcy reaffirmations has expired. However, the potential liability related to foreign accounts and environmental issues on three properties remains as long as GE Capital holds the accounts and properties. The remaining balance of the allowance was approximately $4 million and $6 million as of January 26, 2002 and January 27, 2001, respectively. As a part of the transaction, JCP also outsourced the management of its proprietary credit card business to GE Capital.

On March 1, 1999, JCP acquired Genovese, a 141-drugstore chain with locations in New York, New Jersey and Connecticut. The acquisition was accomplished through the exchange of approximately 9.6 million shares of JCPenney common stock for the outstanding shares of Genovese, and the conversion of outstanding Genovese stock options into approximately 550,000 common stock options of the Company. The total value of the transaction, including the assumption of $60 million of debt, was $414 million, of which $263 million represented goodwill.

In recent years, JCP's acquisitions have been recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired businesses have been included in the consolidated statements of income from their respective acquisition dates. Goodwill has been recognized for the amount of the excess of the purchase price paid over the fair market value of the net assets acquired and amortized on a straight-line basis over 40 years. The amortization of goodwill will cease with the adoption of SFAS No. 142 at the beginning of fiscal 2002.

5 FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used in estimating the fair values of financial instruments:

Cash and short-term investments. The carrying amount approximates fair value because of the short maturity of these instruments.

Short-term and long-term debt. Carrying value approximates fair value for short-term debt. The fair value of long-term debt, excluding capital leases, is estimated by obtaining quotes from brokers or is based on current rates offered for similar debt. At January 26, 2002, long-term debt, including current maturities, had a carrying value of $6.1 billion and a fair value of $5.4 billion. At January 27, 2001, long-term debt, including current maturities, had a carrying value of $5.6 billion and a fair value of $4.0 billion.

Concentrations of credit risk. The Company has no significant concentrations of credit risk.

6 ACCOUNTS PAYABLE AND ACCRUED EXPENSES

($ in millions)	2001	2000
Trade payables	$ 1,551	$ 1,948
Accrued salaries, vacation and bonus	541	446
Customer gift cards/certificates	161	166
Taxes payable	158	195
Interest payable	137	136
Advertising payables	136	99
Workers' compensation and general liability insurance	102	74
Restructuring reserves	55	90
Common dividends payable	34	34
Other[1]	590	689
Total	$ 3,465	$ 3,877

(1) Other includes various components that are individually insignificant such as general accrued expenses related to store operations, fixed asset accruals and rent payable.

7 SHORT-TERM DEBT

Short-term debt outstanding was $15 million at January 26, 2002. The Company did not have any short-term debt outstanding at January 27, 2001.

The Company has a committed bank credit line in the form of a $1.5 billion, five-year revolving credit facility, which expires November 21, 2002. No borrowings have been made under this facility. The Company also has a $630 million committed trade letter of credit facility with six banks to support its direct import merchandise program. This facility expires in August 2002. As of January 26, 2002, $200 million of letters of credit issued on behalf of JCP were outstanding. Although separate facilities, the bank credit line and the trade letter of credit facility are linked to provide an aggregate $1.5 billion total credit facility.

8 LONG-TERM DEBT

($ in millions)	2001	2000
Issue		
6.125% to 7.625% Notes, due 2002 to 2097	$ 2,625	$ 2,625
7.125% to 8.125% Debentures, due 2016 to 2037	1,525	1,525
6.5% to 7.05% Medium-term notes, due 2002 to 2015	700	700
5.0% Convertible subordinated notes, due 2008	650	—
8.25% to 9.75% Sinking fund debentures, due 2021 to 2022	405	405
9.05% Notes, due 2001	—	250
6.0% Original issue discount debentures, due 2006	146	137
Total notes and debentures	6,051	5,642
Capital lease obligations and other	48	56
Less: current portion	(920)	(250)
Total long-term debt	$ 5,179	$ 5,448

During 2001, $250 million principal amount of notes matured and was paid. Required principal payments on long-term debt and notes payable over the next five years, excluding capital lease obligations, are $920 million in 2002, $550 million in 2003, $300 million in 2004, $618 million in 2005 and $171 million in 2006 and $3,492 thereafter.

Convertible debt

JCP issued $650 million of 5% Convertible Subordinated Notes due 2008 in October 2001. These notes are convertible at any time prior to maturity, unless previously redeemed, at the option of the holders into shares of the Company's common stock at a conversion price of $28.50 per share, subject to certain adjustments. The notes are subordinated to the Company's senior indebtedness. The notes will not be subordinated to JCP's trade payables or other general creditors of JCP. The notes are structurally subordinated to all indebtedness and other liabilities of the Company and its subsidiaries. JCP may redeem the notes on or after October 20, 2004.

9 CAPITAL STOCK

At January 26, 2002, there were 50,477 stockholders of record. On a combined basis, the Company's savings plans, including the Company's employee stock ownership plan (ESOP), held 49.1 million shares of common stock or 17.8% of the Company's common shares after giving effect to the conversion of preferred stock.

Preferred stock

The Company has authorized 25 million shares of preferred stock; 604,278 and 664,314 shares of Series B ESOP Convertible Preferred Stock were issued and outstanding as of January 26, 2002 and January 27, 2001, respectively. Each share is convertible into 20 shares of the Company's common stock at a guaranteed minimum price of $30 per common share. Dividends are cumulative and are payable semiannually at a rate of $2.37 per common share equivalent, a yield of 7.9%. Shares may be redeemed at the option of the Company or the ESOP under certain circumstances. The redemption price may be satisfied in cash or common stock or a combination of both, at the Company's sole discretion.

Preferred stock purchase rights

In January 2002, in connection with the holding company formation, the Board of Directors issued one preferred stock purchase right on each outstanding and future share of common stock. JCP's then-existing rights plan, which was established in March 1999 with terms substantially similar to those of the Company's 2002 plan, was simultaneously amended so that it expired. The new rights entitle the holder to purchase, for each right held, 1/1000 of a share of Series A Junior Participating Preferred Stock at a price of $140. The rights are exercisable by the holder upon the occurrence of certain events and are redeemable by the Company under certain circumstances as described by the rights agreement. The rights agreement contains a three-year independent director evaluation (TIDE) provision. This TIDE feature provides that a committee of the Company's independent directors will review the rights agreement at least every three years and, if they deem it appropriate, may recommend to the Board a modification or termination of the rights agreement.

10 STOCK-BASED COMPENSATION

In May 2001, JCP's stockholders approved a new 2001 Equity Compensation Plan (2001 Plan) which initially reserved 16 million shares of common stock for issuance, plus shares reserved but not subject to awards under the Company's 1997 and 2000 equity plans. The 2001 Plan provides for common stock to be granted to associates as options to purchase the Company's common stock, stock awards or stock appreciation rights. No future grants will be made under the 1997 and 2000 plans. At January 26, 2002, 18.7 million shares of stock were available for future grants. The number of option shares is fixed at the grant date, and the exercise price of stock options is generally set at the market price on the date of the grant. Vesting periods for the stock options range from one to five years. Options have a maximum term of ten years. In 2000, 3.5 million options that vest over five years were granted to the Company's new chairman pursuant to his employment agreement at an exercise price of $16.06, while the market price on the grant date was $13.63. The 2001 Plan also provides for grants of stock awards and stock options to outside members of the Board of Directors. Stock options acquired by such directors are not transferable until a director terminates service.

Approximately 108,000 shares of restricted stock, with market values at the date of grant of $1.6 million, were granted in 2001. The weighted-average fair value of these awards at the grant date was $14.88. Restricted stock grants vest over performance periods, ranging from one to five years. The grant-date market value of restricted shares is being amortized as compensation expense over the vesting period. Total compensation expense recorded for stock-based employee compensation awards was $7.5 million in 2001 and $2.3 million in 2000. Prior to fiscal 2000, awards of performance share units and restricted stock were not significant, and compensation expense was recognized in the year the awards were granted.

A summary of stock option activity follows:

(shares in thousands, price is weighted average)

	Outstanding		Exercisable	
	Shares	Price	Shares	Price
January 30, 1999	6,972	$48	5,418	$41
Granted	5,619	36		
Exercised	(479)	23		
Cancelled/forfeited	(280)	40		
January 29, 2000	11,832	$43	6,913	$48
Granted	7,294	16		
Cancelled/forfeited	(959)	35		
January 27, 2001	18,167	$33	6,592	$48
Granted	3,402	16		
Exercised	(56)	17		
Cancelled/forfeited	(2,823)	29		
January 26, 2002	18,690	$30	5,840	$48

The following table summarizes stock options outstanding at January 26, 2002:

(shares in thousands, price is weighted average)

	Outstanding			Exercisable	
Exercise price range	Shares	Price	Remaining term (years)	Shares	Price
$9.22-$15	3,236	$ 14	9.0	66	$ 12
$15.01-$25	6,281	16	8.4	716	16
$25.01-$35	501	30	5.8	303	31
$35.01-$45	4,912	38	6.3	998	42
$45.01-$55	1,833	48	4.6	1,830	48
Over $55	1,927	66	4.8	1,927	66
Total	18,690	$ 30	7.1	5,840	$ 48

As an alternative to accounting for stock-based compensation under APB No. 25, SFAS No. 123 establishes a fair-value method of accounting for employee stock options or similar equity instruments. The Company used the Black-Scholes option-pricing model to estimate the grant date fair value of its stock option grants for the periods presented. Had compensation cost for these plans been determined in accordance with SFAS No. 123, the compensation expense would have been approximately $14 million in 2001, $26 million in 2000 and $40 million in 1999, reducing EPS by $0.03, $0.08 and $0.14 in 2001, 2000 and 1999, respectively.

The following Black-Scholes assumptions were used:

Option Assumptions	2001	2000	1999
Dividend yield	4.2%	4.2%	3.8%
Expected volatility	40.2%	35.2%	25.1%
Risk-free interest rate	4.8%	6.2%	5.5%
Expected option term	5 years	5 years	7 years
Weighted-average fair value of options at grant date	$ 4.36	$ 3.78	$ 8.41

11 INTEREST EXPENSE, NET

($ in millions)	2001	2000	1999
Short-term debt	$ —	$ 13	$ 137
Long-term debt	426	464	538
Short-term investments	(50)	(45)	(35)
Other, net[1]	10	(5)	(33)
Interest expense, net	$ 386	$ 427	$ 607

(1) Includes $8 million and $34 million in 2000 and 1999, respectively, for interest income from the Company's investment in asset-backed certificates.

12 LEASES

The Company conducts the major part of its operations from leased premises that include retail stores, catalog fulfillment centers, warehouses, offices and other facilities. Almost all leases will expire during the next 20 years; however, most leases will be renewed or replaced by leases on other premises. Rent expense for real property operating leases totaled $705 million in 2001, $711 million in 2000 and $667 million in 1999, including contingent rent, based on sales, of $58 million, $59 million and $64 million for the three years, respectively.

JCP also leases data processing equipment and other personal property under operating leases of primarily three to five years. Rent expense for personal property leases was $128 million in 2001, $152 million in 2000 and $142 million in 1999.

Future minimum lease payments for non-cancelable operating and capital leases, net of executory costs, principally real estate taxes, maintenance and insurance, and subleases, as of January 26, 2002, were:

($ in millions)	Operating	Capital
2002	$ 669	$ 17
2003	614	13
2004	563	12
2005	512	9
2006	464	—
Thereafter	4,114	—
Total minimum lease payments	$ 6,936	$ 51
Present value	$ 3,558	$ 43
Weighted average interest rate	9.8%	10.4%

13 BENEFIT PLANS

The Company's benefit plans consist principally of a noncontributory pension plan, noncontributory supplemental retirement and deferred compensation plans for certain management associates, a contributory medical and dental plan, and a 401(k) and employee stock ownership plan. For the JCPenney 401(k) plan, an additional discretionary contribution of $48 million was made for fiscal 2001 based on improved results and to provide a more competitive match. A discretionary match was not made in 2000 due to operating losses incurred. Pension plan assets are invested in a balanced portfolio of equity and debt securities managed by third party investment managers. As of January 1, 1999, all Eckerd retirement benefit plans were frozen and employees began to accrue benefits under the Company's retirement plans. In 2001, the Company adopted an amendment to its pension plan to freeze benefits and participation for substantially all drugstore associates effective July 31, 2001. In its place, Eckerd adopted a new 401(k) plan for all eligible drugstore associates effective January 1, 2002. The change in the pension plan has been accounted for as a curtailment gain in accordance with SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits." The reduction in the projected benefit obligation of approximately $11 million has been recognized in Eckerd segment results as a reduction of SG&A expenses.

Assumptions

($ in millions)	2001	2000	1999
Discount rate	7.25%	7.75%	7.75%
Expected return on assets	9.5%	9.5%	9.5%
Salary progression rate	4.0%	4.0%	4.0%
Measurement date	10/31	10/31	12/31

Expense

($ in millions)	2001	2000	1999
Pension and health care			
Service cost	$ 90	$ 97	$ 109
Interest cost	235	236	220
Projected return on assets	(348)	(354)	(314)
Net amortization	(1)	(17)	13
Curtailment gain	(11)	—	—
Total pension and health care	(35)	(38)	28
Savings plan expense	65	3	37
Net periodic benefit cost/(income)	$ 30	$ (35)	$ 65

Assets and obligations
Pension Plans[1]

($ in millions)	2001	2000
Change in projected benefit obligation		
Beginning of year	$ 2,890	$ 2,737
Service and interest cost	297	254
Actuarial loss	84	69
Benefits paid	(211)	(170)
Amendments and other	4	—
End of year	3,064	2,890
Change in fair value of plan assets		
Beginning of year	3,753	3,791
Company contributions to non-qualified plans	29	25
Actual return on assets	(497)	107
Benefits paid	(211)	(170)
End of year	3,074	3,753
Funded status of plan		
Excess of fair value over projected benefits	10	863
Unrecognized losses/(gains) and prior service cost	657	(278)
Prepaid pension cost	$ 667	$ 585

(1) Including excess benefit and supplemental retirement plans.

The accumulated benefit obligation for the unfunded supplemental retirement plans at January 26, 2002, was $296 million.

Medical and Dental

($ in millions)	2001	2000
Accumulated benefit obligation	$ 235	$ 334
Net unrecognized losses/(gains)	80	(14)
Net medical and dental liability	$ 315	$ 320

A 1% increase (or decrease) in assumed health care cost trend rates would have increased (or decreased) the accumulated postretirement benefit obligation as of year-end 2001 by approximately $0.5 million and the aggregate service and interest cost for fiscal 2001 by approximately $2 million. For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5% by 2006 and remain there. The potential impact of a 1% change in health care cost trend rates on the accumulated postretirement benefit obligation is much less significant in the current year due to the change that was made in the second quarter of 2001 to reduce and cap Company contributions. Going forward, the Company will provide a defined dollar commitment toward retiree medical and dental costs.

14 RESTRUCTURING AND OTHER CHARGES, NET

The Company has implemented a number of initiatives to improve its competitive position and future financial performance, including closing underperforming stores and reducing headcount in corporate offices and field locations. These initiatives, along with the integration of several drugstore formats with the Eckerd Drugstore business acquired in 1997, resulted in restructuring and other charges.

As it related to store closing restructuring charges, the major actions comprising the plan to close stores consisted of the identification of stores that did not meet the Company's profit objectives, establishment of closing dates (to coincide with termination rights and/or other trigger dates contained in leases, if applicable) and notification of affected parties (e.g., employees, landlords and community representatives) in accordance with the Company's store closing procedures. These closings were over and above normal store closures within a given year, which are typically relocations. Substantially all of the stores were leased, and the Company will not be responsible for the disposal of property, other than fixtures, which for the most part will be abandoned.

During 2001, 2000 and 1999, the Company recorded $21 million, $488 million and $169 million, respectively, of restructuring and other charges, net. The following table summarizes these charges for the last three years:

($ in millions)	2001	2000	1999
Department stores and catalog			
Store closing costs	$ 16	$ 206	$ —
Asset impairments	—	68	130
Contract cancellations	—	12	—
Headcount reductions	3	30	—
Gain on sale of assets	—	—	(55)
Adjustments to prior period reserves and other	9	(12)	(11)
Subtotal	28	304	64
Eckerd Drugstores			
Store closing costs	—	111	—
Asset impairments	—	23	110
Contract cancellations	—	72	—
Headcount reductions	—	5	—
Gain on sale of assets	—	(13)	—
Adjustments to prior period reserves and other	(7)	(14)	(5)
Subtotal	(7)	184	105
Total	$ 21	$ 488	$ 169

The status of related reserves is shown in Note 15.

2001 – Department Stores and Catalog

During 2001, Department Stores and Catalog recorded a net pre-tax charge of $28 million. Charges related to store closings were $16 million. The 2000 store closing plan was modified in 2001 to include two additional units, resulting in an $8 million charge for the PVOL ($2 million), asset impairments ($5 million) and severance ($1 million). Charges also included $7 million for the write-down of the residual value of certain assets of seven stores included in the 2000 store closing plan. Also related to store closings was $1 million recorded for the severance benefits paid to associates in seven stores included in the 2000 plan but not announced until 2001.

Other charges included in Department Stores and Catalog were severance benefits totaling $3 million paid to certain members of senior management related to the new merchandising and catalog organizations, $3 million of interest related to PVOL and additional expense of $6 million for adjustments to prior period reserves for higher costs related to PVOL.

2001 – Eckerd Drugstores

Eckerd activity related primarily to downward adjustments to prior period reserves.

2000 – Department Stores and Catalog

Store closing costs ($206 million). As part of two different programs, the Company approved plans to close a total of 92 underperforming JCPenney stores. The 92 stores generated sales of approximately $950 million and incurred operating losses of approximately $28 million in 1999. By the end of 2000, 48 stores were closed, and the remainder closed by the end of 2001. Store closing costs included asset impairments ($113 million), PVOL ($77 million) and severance ($16 million).

Store assets consist primarily of furniture and fixtures, and buildings and improvements. Asset impairment charges were determined in accordance with SFAS No. 121 and represented the excess of the carrying value of the assets over their estimated fair value.

The store closing plans anticipated that the Company would remain liable for all future lease payments. The PVOL was calculated, net of assumed sublease income, using a discount rate. The discount rate used for the 45 stores approved in the first quarter of 2000 was 6.7% and resulted in a charge of $45 million. The discount rate used for the 47 stores approved in fourth quarter 2000 was 5.2% and resulted in a charge of $32 million. A reserve was established for PVOL based on an average of three years of lease payments or a negotiated termination fee.

Severance benefits totaling $14 million were paid to approximately 3,370 associates by the end of 2001.

Asset impairments ($68 million). During 2000, the Company evaluated its investments in long-lived assets to be held and used in operations on an individual store basis, and determined that, based on historical operating results and updated operating projections, asset carrying values on 13 stores were not supported by projected undiscounted cash flows. Accordingly, an impairment charge of $64 million was recorded to write down the carrying value of store assets to their estimated fair value, which was determined based on projected discounted cash flows using a discount rate of 11%. In addition, a charge of $4 million was recorded for the permanent impairment of a non-strategic business investment.

Contract cancellations ($12 million). The Company recorded a charge for the remaining lease payments associated with the termination of a computer hardware contract and established a corresponding reserve.

Headcount reductions ($30 million). The Company approved a plan to eliminate 730 JCPenney Home Office and field positions. A charge of $30 million was recorded for severance benefits to be paid, and a corresponding reserve was established. In addition, the Company provided for certain senior management severance packages. All the employees from the plan had been terminated and paid a total of $32 million for severance as of January 26, 2002.

Adjustments to prior period reserves and other ($12 million). This net credit was comprised principally of the reversal of $9 million of the allowance established in connection with the sale of the proprietary credit card receivables due to lower closing costs than anticipated.

2000 – Eckerd Drugstores

Store closing costs ($111 million). In 2000, Eckerd approved a plan to close 279 underperforming stores. These stores generated sales of approximately $650 million and incurred operating losses of approximately $30 million in 1999. These closings were over and above the normal store closures within a given year, which are typically relocations. All 279 stores had been closed as of January 26, 2002. Store closing costs of $106 million included PVOL ($90 million), severance ($4 million) and other exit costs ($16 million), offset by a $4 million net gain on the disposal of fixed/intangible assets.

The drugstore closing plan anticipated that Eckerd would remain liable for all future lease payments. The PVOL was calculated, net of assumed sublease income, using a discount rate of 7%. A charge of $90 million was recorded and a corresponding reserve was established. On average the remaining lease term for closed stores was approximately six years, and payments during the next five years are expected to be approximately $12 million per year.

A charge of $4 million was recorded for severance benefits to be paid to these employees, and a corresponding reserve was established. By January 26, 2002, 560 employees had been paid a total of $3 million in severance benefits.

A charge of $16 million was recorded for other exit costs related to exiting the Puerto Rico market and store equipment leases, and a corresponding reserve was established.

A charge of $5 million was recorded for exit costs related to closing approximately 250 JCPenney catalog desks in Eckerd Drugstores.

Asset impairments ($23 million). An impairment charge of $14 million was recorded for fixtures associated with relocated drugstores while $9 million was recorded for capitalized costs for Eckerd's web site, which is no longer a near-term focus.

Contract cancellations ($72 million). Eckerd terminated a contract with its primary third party information technology service provider. The expenses related to asset impairments ($48 million) and termination costs ($24 million), and a corresponding reserve was established.

Headcount reductions ($5 million). In the fourth quarter of 2000, Eckerd approved a plan to eliminate 265 headquarters and field positions. A charge of $5 million was recorded for severance benefits to be paid to these employees, and a corresponding reserve was established. About 100 employees had been terminated as of January 26, 2002, and were paid $5 million in severance benefits.

Gain on the sale of assets ($13 million). The Company sold a note receivable associated with the divestiture of certain drugstore locations, pursuant to a Federal Trade Commission agreement. The sale of the note generated cash proceeds of $16 million, the note had a net book value of $3 million and resulted in a net gain of $13 million.

Adjustments to prior period reserves and other ($14 million). Downward adjustments in prior period reserves resulted in a credit of $16 million. In addition a $2 million charge was recorded for termination costs paid to developers for cancelled projects.

1999 – Department Stores and Catalog

Asset impairments ($130 million). An asset impairment charge was recorded for underperforming department stores in accordance with SFAS No. 121. The impairment charge represents the excess of the carrying value of the assets, including intangible assets, over fair value related to 10 stores, the majority of which were acquired in 1995 in the Washington, D.C., market. The charge primarily represents the write-down of goodwill associated with the acquisition. Three of the impaired stores had sale contracts pending at the end of 1999 and were written down to fair value based on the established sales prices. These stores were sold in 2000 for cash proceeds of $36 million, which approximated the Company's carrying value of the fixed assets at the sale date. Fair value for three of the other department stores was determined based on independent appraisals, and discounted cash flows were used to determine fair value for the remaining stores.

Gain on the sale of assets ($55 million). In December 1999, JCP sold its private-label credit card accounts receivable, including its credit facilities, to GE Capital at a gain (see Note 4 for further discussion of the sale).

Adjustments to prior period reserves and other ($11 million). Reserves were reduced $7 million based on the negotiation of lease terminations that were lower than expected. In addition, gains on the sale of two closed department store locations that had been impaired in 1997 totaled $4 million.

1999 – Eckerd Drugstores

Asset impairments ($110 million). In accordance with SFAS No. 121, an asset impairment charge was recorded for 289 underperforming drugstores located throughout the Eckerd operating area. The impairment charge represented the excess of the carrying value of the assets over the estimated fair value. The impaired drugstores generally represented smaller, low-volume stores that were former independent units and chains acquired over the years that did not meet Eckerd performance standards and could not be relocated. The majority of these stores were subsequently closed.

Adjustments of prior period reserves ($5 million). Reserves were adjusted downward.

15 ROLLFORWARD OF RESTRUCTURING RESERVES

The following tables present the activity and balances of the reserves established in connection with restructuring charges:

($ in millions)	Balance 1/29/00	Additions	Cash Payments	Other Adjustments	Balance 1/27/01	Additions	Cash Payments	Other Adjustments	Balance 1/26/02
1996 and 1997 charges[1]	$ 111	$ —	$ (10)	$ (29)	$ 72	$ —	$ (9)	$ —	$ 63
2000 and 2001 charges									
Department Stores and Catalog									
PVOL	—	$ 77	(8)	(1)	68	2	(26)	8	52
Severance	—	16	(8)	(2)	6	2	(7)	—	1
Contract cancellations	—	12	(1)	—	11	—	(4)	—	7
Headcount reductions	—	30	(23)	2	9	—	(9)	—	—
Eckerd Drugstores									
PVOL	—	90	(20)	(7)	63	—	(12)	(2)	49
Severance	—	4	(3)	(1)	—	—	—	—	—
Other exit costs	—	16	(9)	(5)	2	—	(1)	(1)	—
Contract cancellations	—	24	—	—	24	—	(14)	(8)	2
Headcount reductions	—	5	(2)	—	3	—	(3)	—	—
Total 2000 and 2001	$ —	$ 274	$ (74)	$ (14)	$ 186	$ 4	$ (76)	$ (3)	$ 111
Total	$ 111	$ 274	$ (84)	$ (43)	$ 258	$ 4	$ (85)	$ (3)	$ 174

(1) The remaining balance of reserves established in 1996 and 1997 of $63 million relates primarily to remaining lease obligations on drugstores that the Company was required to divest in connection with the Eckerd Drugstore acquisition.

The above table provides rollforwards of the reserves that were established for each of these charges and the status of the reserves at January 26, 2002. The current portion of the reserve is $55 million and $90 million for 2001 and 2000, respectively, and is included in accounts payable and accrued expenses. Costs are being charged against the reserves as incurred. Reserves are reviewed for adequacy on a periodic basis and are adjusted as appropriate. Cash payments related to these reserves are expected to be approximately $55 million in 2002, and the remaining cash payments are expected to be made by the end of 2005.

16 TAXES

Deferred tax assets and liabilities reflected in the Company's consolidated balance sheet as of January 26, 2002, were measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The major components of deferred tax assets/(liabilities) as of January 26, 2002 and January 27, 2001 were as follows:

($ in millions)	2001	2000
Deferred tax assets		
Pension and other retiree obligations	$ 248	$ 231
Workers' compensation/general liability	127	138
Accrued vacation pay	65	90
Closed store reserves	44	54
State NOL's	190	171
Other(1)	160	182
Total deferred tax assets	834	866
Less valuation allowance:	(85)	(60)
Net deferred tax assets	$ 749	$ 806
Deferred tax liabilities		
Depreciation and amortization	$(1,067)	$ (1,081)
Prepaid pension	(340)	(313)
Leveraged leases	(297)	(306)
Inventories	(151)	(142)
Other(2)	(224)	(208)
Total deferred tax liabilities	(2,079)	(2,050)
Net deferred tax (liabilities)	$(1,330)	$ (1,244)

(1) Includes certain accrued items not deductible for tax purposes until paid, such as contract cancellations and severance benefits. Also includes charitable contribution carryovers and certain deferred income items currently recognized for tax purposes.

(2) Includes deferred tax items related to prepaid expenses, property taxes and original issue discount.

Management's assessment is that the character and nature of future taxable income may not allow the Company to realize certain tax benefits of state net operating losses (NOL's) within the prescribed carryforward period. Accordingly, a valuation allowance has been established for the amount of deferred tax assets generated by state NOL's which may not be realized.

U.S. income and foreign withholding taxes were not provided on certain unremitted earnings of international affiliates that the Company considers to be permanent investments.

The components of the provision for income taxes are as follows:

Income tax expense

($ in millions)	2001	2000	1999
Current			
Federal and foreign	$ 10	$(223)	$ 133
State and local	(7)	—	(21)
	3	(223)	112
Deferred			
Federal and foreign	68	(68)	(2)
State and local	18	(27)	(6)
	86	(95)	(8)
Total	$ 89	$(318)	$ 104
Effective tax rate	43.7%	(35.9)%	37.4%

A reconciliation of the statutory federal income tax rate to the effective rate is as follows:

Reconciliation of tax rates

(percent of pre-tax income)	2001	2000	1999
Federal income tax at statutory rate	35.0%	(35.0)%	35.0%
State and local income taxes, less federal income tax benefit	3.4	(2.0)	(6.5)
Tax effect of dividends on allocated ESOP shares	(3.5)	(1.1)	(5.8)
Non-deductible goodwill	11.1	2.6	8.2
Other permanent differences and credits	(2.3)	(0.4)	6.5
Total	43.7%	(35.9)%	37.4%

The tax rate in 2001 increased due to a higher percentage of non-deductible permanent book/tax differences, principally goodwill, relative to income than in prior years.

17 LITIGATION

The Company is subject to various legal and governmental proceedings involving routine litigation incidental to the business.

While no assurance can be given as to the ultimate outcome of these matters, management currently believes that the final resolution of these actions, individually or in the aggregate, will not have a material adverse effect on the annual results of operations, financial position, liquidity or capital resources of the Company.

18 SEGMENT REPORTING

Reportable segments were determined based on similar economic characteristics, the nature of products and services and the method of distribution. Performance of the segments is evaluated based on segment operating profit. Segment operating profit is gross margin less SG&A expenses. Segment assets include goodwill and other intangibles; however, segment operating profit does not include the amortization related to these assets. Segments are as follows:

Department Stores and Catalog. The majority of consolidated retail sales, net (57%, 59% and 61% for fiscal 2001, 2000 and 1999, respectively) is generated from providing merchandise and services to consumers through department stores and catalog, including the Company's web site, JCPenney.com. Department stores and catalog generally serve the same customers, have virtually the same mix of merchandise, and the majority of catalog sales are completed in department stores. In addition, department stores accept returns from sales initiated in department stores, catalog and via the internet.

Eckerd Drugstores. Revenues for this segment represented 43%, 41% and 39% of consolidated retail sales, net for fiscal 2001, 2000 and 1999, respectively.

Other unallocated. Other unallocated includes corporate unallocated expenses and real estate investment activities.

Business segment information

($ in millions)	Department Stores and Catalog	Eckerd Drugstores	Other Unallocated	Total Company
2001				
Retail sales, net	$ 18,157	$ 13,847	$ —	$ 32,004
Segment operating profit	548	208	—	756
Other unallocated			(25)	(25)
Net interest expense			(386)	(386)
Acquisition amortization			(121)	(121)
Restructuring and other charges, net			(21)	(21)
Income from continuing operations before income taxes				203
Total assets	11,233	6,688	127	18,048
Capital expenditures	332	299	—	631
Depreciation and amortization expense	370	226	121	717
2000				
Retail sales, net	$ 18,758	$ 13,088	$ —	$ 31,846
Segment operating profit/(loss)	254	(76)	—	178
Other unallocated			(27)	(27)
Net interest expense			(427)	(427)
Acquisition amortization			(122)	(122)
Restructuring and other charges, net			(488)	(488)
Loss from continuing operations before income taxes				(886)
Total assets	9,659	6,967	3,116[1]	19,742
Capital expenditures	361	317	—	678
Depreciation and amortization expense	360	213	122	695
1999				
Retail sales, net	$ 19,316	$ 12,427	$ —	$ 31,743
Segment operating profit	670	183	—	853
Other unallocated			13	13
Net interest expense and credit operations			(294)	(294)
Acquisition amortization			(125)	(125)
Restructuring and other charges, net			(169)	(169)
Income from continuing operations before income taxes				278
Total assets	10,921	7,053	2,934[1]	20,908
Capital expenditures	346	376	—	722
Depreciation and amortization expense	386	193	125	704

(1) Includes assets of discontinued operations of $3,027 million and $2,847 million for 2000 and 1999, respectively.

Quarterly data (unaudited)

J. C. Penney Company, Inc. and Subsidiaries

	First		Second		Third		Fourth	
($ in millions, except per share data)	2001	2000	2001	2000	2001	2000	2001	2000
Retail sales, net	**$7,522**	**$ 7,528**	**$7,211**	**$ 7,207**	**$7,729**	**$ 7,538**	**$ 9,542**	**$ 9,573**
LIFO gross margin	**2,234**	**2,224**	**2,037**	**2,105**	**2,283**	**2,169**	**2,661**	**2,317**
Income/(loss) from continuing operations	**41**	**(156)**	**(53)**	**(19)**	**31**	**(70)**	**95**	**(323)**
Income from discontinued operations	**—**	**38**	**—**	**42**	**—**	**40**	**—**	**39**
Loss on sale of discontinued operations	**—**	**—**	**(16)**	**—**	**—**	**—**	**—**	**(296)**
Net income/(loss)	**41**	**(118)**	**(69)**	**23**	**31**	**(30)**	**95**	**(580)**
Earnings/(loss) per common share, diluted								
Continuing operations	**0.13**	**(0.63)**	**(0.23)**	**(0.10)**	**0.09**	**(0.30)**	**0.32**	**(1.26)**
Income from discontinued operations	**—**	**0.15**	**—**	**0.16**	**—**	**0.15**	**—**	**0.15**
(Loss) on sale of discontinued operations	**—**	**—**	**(0.06)**	**—**	**—**	**—**	**—**	**(1.13)**
Net income/(loss)	**0.13**	**(0.48)**	**(0.29)**	**0.06**	**0.09**	**(0.15)**	**0.32**	**(2.24)**
Dividend per common share	**0.125**	**0.2875**	**0.125**	**0.2875**	**0.125**	**0.125**	**0.125**	**0.125**
Common stock price range								
High	**20.73**	**19.75**	**29.50**	**19.69**	**28.85**	**18.25**	**27.82**	**13.38**
Low	**12.98**	**12.88**	**19.30**	**14.00**	**18.64**	**8.69**	**20.90**	**8.63**
Close	**20.66**	**13.88**	**27.14**	**16.58**	**23.90**	**10.63**	**23.70**	**12.81**

Five year financial summary (unaudited)

J. C. Penney Company, Inc. and Subsidiaries

(In millions, except per share data and employee count)	2001	2000	1999	1998	1997
Results for the year					
Retail sales, net	**$ 32,004**	**$ 31,846**	**$ 31,743**	**$ 29,761**	**$ 29,796**
Percent increase/(decrease)	**0.5%**	**0.3%**	**6.7%**	**(0.1)%**	**30.7%**
Income/(loss) from continuing operations	**114**	**(568)**	**174**	**438**	**413**
Return on beginning stockholders' equity – continuing operations	**1.8%**	**(7.9)%**	**2.5%**	**6.0%**	**7.0%**[(1)]
Per common share					
Income/(loss) from continuing operations[(2)]	**$ 0.32**	**$ (2.29)**	**$ 0.54**	**$ 1.58**	**$ 1.49**
Dividends	**0.50**	**0.825**	**1.92**	**2.18**	**2.14**
Stockholders' equity	**22.20**	**22.68**	**26.17**	**26.74**	**27.31**
Financial position					
Capital expenditures	**631**	**678**	**722**	**800**	**846**
Total assets	**18,048**	**19,742**	**20,908**	**23,605**	**23,405**
Long-term debt, including current maturities	**6,099**	**5,698**	**6,469**	**7,581**	**7,435**
Stockholders' equity	**6,129**	**6,259**	**7,228**	**7,102**	**7,290**
Other					
Common shares outstanding at end of year	**264**	**263**	**261**	**250**	**251**
Weighted average common shares					
Basic	**263**	**262**	**259**	**253**	**247**
Diluted	**267**	**262**	**259**	**254**	**250**
Number of employees at end of year *(in thousands)*	**246**	**267**	**287**	**267**	**259**

(1) Assumes the completion of the Eckerd acquisition in beginning equity.

(2) Calculation excludes the effects of anti-dilutive common stock equivalents.

	2001	2000	1999	1998	1997
Department Stores and Catalog					
Number of department stores					
JCPenney department stores					
Beginning of year	1,111	1,143	1,148	1,203	1,228
Openings	13	10	14	12	34
Closings	(49)	(42)	(19)	(67)	(59)
End of year	1,075	1,111	1,143	1,148	1,203
Renner department stores	54	49	35	21	—
Total department stores	1,129	1,160	1,178	1,169	1,203
Gross selling space *(square feet in millions)*	110.2	114.1	116.4	116.0	118.4
Sales *($ in millions)*	$ 14,808	$ 14,585	$ 15,026	$ 15,226	$ 15,904
Sales per gross square foot(1)	133	127	130	130	134
Department stores including catalog desks					
Sales *($ in millions)*	17,115	17,451	18,073	18,438	19,143
Sales per gross square foot(1)	154	153	155	156	157
Number of catalog units					
Department stores	1,068	1,107	1,141	1,145	1,200
Third-party merchants, outlet stores and freestanding sales centers	454	508	489	512	554
Drugstores	92	92	430	139	110
Total	1,614	1,707	2,060	1,796	1,864
Total catalog sales *($ in millions)*	$ 3,349	$ 4,173	$ 4,290	$ 4,210	$ 4,229
Eckerd Drugstores					
Number of stores					
Beginning of year	2,640	2,898	2,756	2,778	2,699
Openings(2)	76	174	266	220	199
Acquisitions	2	6	163	36	200
Closings(2)	(77)	(438)	(287)	(278)	(320)
End of year	2,641	2,640	2,898	2,756	2,778
Gross selling space *(square feet in millions)*	27.2	27.0	29.2	27.6	27.4
Sales *($ in millions)*	$ 13,847	$ 13,088	$ 12,427	$ 10,325	$ 9,663
Sales per gross square foot(1)	470	444	395	350	314

(1) Calculation includes the sales of stores, including relocated drugstores, that were open for a full year as of each year end.

(2) Includes relocations of 57, 136, 208, 175 and 127 drugstores in 2001, 2000, 1999, 1998 and 1997, respectively.

Supplemental data (unaudited)

The following information is provided as a supplement to the Company's audited financial statements.

EBITDA before non-comparable items. Earnings before interest, taxes, depreciation and amortization and non-comparable items (EBITDA before non-comparable items) is a key measure of cash flow generated and is provided as an alternative assessment of operating performance. It is not intended to be a substitute for generally accepted accounting principles (GAAP) measurements and may vary for other companies. For a discussion on the effects of non-comparable items, see pages 6 - 8 in Management's Discussion and Analysis.

The following calculation of segment EBITDA before the effects of non-comparable items includes segment operating profit before depreciation and amortization and non-comparable items. It includes credit operating results in 1999.

($ in millions)	2001	2000	1999
Department Stores and Catalog			
Segment operating profit[1]	$ 548	$ 254	$ 670
Depreciation and amortization	370	360	386
Non-comparable items	—	92	20
Credit operating results	—	—	313
Department Stores and Catalog segment EBITDA before the effects of non-comparable items	$ 918	$ 706	$ 1,389
Eckerd Drugstores			
Segment operating profit/(loss)[1]	$ 208	$ (76)	$ 183
Depreciation and amortization	226	213	193
Non-comparable items	(6)	116	119
Eckerd Drugstores segment EBITDA before the effects of non-comparable items	$ 428	$ 253	$ 495
Total Segments			
Segment operating profit[1]	$ 756	$ 178	$ 853
Depreciation and amortization	596	573	579
Non-comparable items	(6)	208	139
Credit operating results	—	—	313
Total segments EBITDA before the effects of non-comparable items	$ 1,346	$ 959	$ 1,884

(1) Segment operating profit/(loss) excludes net interest expense and credit operations and income taxes.

The table below reconciles income/(loss) from continuing operations to total segment EBITDA before the effects of non-comparable items:

($ in millions)	2001	2000	1999
Income/(loss) from continuing operations	$ 114	$ (568)	$ 174
Add back:			
Income taxes	89	(318)	104
Restructuring and other charges, net	21	488	169
Acquisition amortization	121	122	125
Net interest expense	386	427	607(1)
Other unallocated	25	27	(13)
Segment depreciation and amortization	596	573	579
Segment non-comparable items	(6)	208	139
Total segments EBITDA before the effects of non-comparable items	$1,346	$ 959	$ 1,884

(1) Excludes credit operations.

Debt to capital. The debt-to-capital percentage shown in the table below includes both debt recorded on the Company's consolidated balance sheets as well as off-balance sheet debt related to operating leases and securitized receivables.

($ in millions)	2001	2000	1999
Short-term investments net of short-term debt	$ (2,819)	$ (935)	$ (1,092)(1)
Long-term debt(2)	6,099	5,698	6,469
	3,280	4,763	5,377
Off-balance sheet debt:			
Present value of operating leases			
Department Stores and Catalog	794	838	907
Eckerd Drugstores	2,764	2,631	2,386
Securitization of receivables, net	200	—	—
Total debt	7,038	8,232	8,670
Consolidated equity	6,129	6,259	7,228
Total capital	$ 13,167	$14,491	$15,898
Debt to capital, including off-balance sheet debt	53.5%	56.8%	54.5%
Debt to capital	34.9%	43.2%	42.7%

(1) Includes asset-backed certificates of $267 million.
(2) Includes current maturities, capital lease obligations and other.

Management considers all on- and off- balance sheet debt in evaluating the Company's overall liquidity position and capital structure. As operating leases are a fundamental part of the Company's operations, management believes that this approach is the most realistic view of financial leverage. The more traditional debt to capital ratio is presented for comparison purposes.

The Company's debt-to-capital percentage improved in 2001 primarily as a result of the cash received from the sale of DMS assets. Cash received in October 2001 from the issuance of $650 million of convertible subordinated notes is offset by the increase in long-term debt. The Company's debt-to-capital ratio increased in 2000 due to the decline in consolidated equity as a result of the net loss recorded for the year.

Credit ratings. As of March 15, 2002, ratings were as follows:

	Long-term Debt	Commercial Paper
Moody's Investors Service, Inc.	Ba2	Not Prime
Standard & Poor's Ratings Services	BBB-	A3
Fitch Ratings	BB+	B

Corporate governance

The Company is aware that many of its stockholders are interested in matters of corporate governance. JCPenney shares this interest and is, and for many years has been, committed to assuring that the Company is managed in a way that is fair to all its stockholders and that allows its stockholders to maximize the value of their investment by participating in the present and future growth of JCPenney. The Corporate Governance Committee of the Board of Directors reviews developments in the governance area as they affect relations between the Company and its stockholders and makes recommendations to the full Board regarding such issues.

Independent board of directors. In keeping with its long-standing practice, the Company's Board continues to be an independent board under any reasonable definition. Nominees for directors are selected by a committee composed entirely of directors who are not Company employees. The wide diversity of expertise, experience and achievements that the directors possess in business, investments, large organizations and public affairs allows the Board to most effectively represent the interests of all the Company's stockholders.

Independent committees. The Audit Committee, Corporate Governance Committee, the Finance Committee and Human Resources and Compensation Committee, all standing committees of the Board of Directors, are composed entirely of directors who are not employees of the Company. These committees, as well as the entire Board, consult with, and are advised by, outside consultants and experts in connection with their deliberations as needed.

Executive compensation. A significant portion of the cash compensation received by the Company's executive officers consists of performance incentive compensation payments derived from compensation plan "values." The amounts of these plan values are directly related to the sales and earnings of the Company and, consequently, vary from year to year based upon Company performance. The total compensation package for the Company's executive officers is set by the Human Resources and Compensation Committee, which is composed entirely of directors who are not employees of the Company and which receives the advice of independent outside consultants.

Please refer to the Company's 2002 Proxy Statement for a report from the Company's Human Resources and Compensation Committee describing how compensation determinations are made.

Confidential voting. The Company has a long-standing confidential voting policy. Under this policy, all proxy (voting instruction) cards, ballots and vote tabulations, including telephone and internet voting, that identify the particular vote of a stockholder are kept secret from the Company, its directors, officers and employees. Proxies are returned directly to the tabulator, who receives and tabulates the proxies. The final tabulation is inspected by inspectors of election who are independent of the Company, its directors, officers and employees. The identity and vote of a stockholder is not disclosed to the Company, its directors, officers or employees, or any third party except (1) to allow the independent election inspectors to certify the results of the vote; (2) as necessary to meet applicable legal requirements and to assert or defend claims for or against the Company; (3) in the event of a proxy solicitation based on an opposition proxy statement filed, or required to be filed, with the Securities and Exchange Commission; or (4) in the event a stockholder has made a written comment on such material.

Corporate citizenship

Community relations. The Company remains committed to investing in community programs that are important to its customers and its employees. Our commitment focuses on three major endeavors. JCP is a contributor to JCPenney Afterschool Fund, a charitable organization committed to providing children with high-quality after school programs. Our major support of community health and welfare issues is through our support of local United Ways nationwide. And we annually recognize our associates' personal volunteer endeavors through our James Cash Penney Awards for Community Service. A more complete review of JCPenney's community relations efforts is available on-line at http://www.jcpenney.net/company/commrel. Eckerd continues to be one of the top five national retail sponsors of the Childrens' Miracle Network (CMN). Since 1987, through the annual Miracle Balloon campaign and a variety of local fundraising efforts, our stores, our associates and our customers have donated over $15 million to help children treated at CMN hospitals.

Diversity. JCPenney has been a corporate member of the National Minority Supplier Development Council (NMSDC) since 1972 and continues to invest in the NMSDC's Business Consortium Fund, which makes loans to minority-owned businesses. The Company is a founding member of the Women's Business Enterprise National Council. In 2001, the Company's purchases from minority-owned and women-owned businesses totaled $338 million and $275 million, respectively.

Environmental affairs. Our commitment to doing business in a responsible manner includes a determination to make environmental, health and safety considerations an important factor in corporate decision making and policy. Copies of "Matters of Principle: JCPenney and Environmental Responsibility" and "JCPenney Community Partners" may be obtained as indicated on the inside back cover of this Annual Report.

Other corporate information

Equal employment opportunity	**Total Employed**		**% Female**		**% Minority**	
	2001	**1997**	**2001**	**1997**	**2001**	**1997**
Officials, managers and professionals	**28,349**	**30,123**	**48.6%**	**47.6%**	**19.8%**	**16.8%**
Management trainees	**340**	**356**	**51.5%**	**70.5%**	**21.5%**	**32.0%**
Sales workers	**117,463**	**140,919**	**82.8%**	**84.1%**	**27.8%**	**25.0%**
Office and clerical workers	**33,411**	**41,170**	**86.0%**	**87.2%**	**25.5%**	**22.1%**
Technicians, craft workers, operatives, laborers and service workers	**50,350**	**44,658**	**72.4%**	**67.1%**	**33.1%**	**30.5%**
Total	**229,913**	**257,226**	**76.7%**	**77.3%**	**27.6%**	**24.5%**

Equal employment opportunity. The Company adheres to a policy of equal employment opportunity. The above employment information summary represents employees of JCP and its subsidiaries, excluding persons employed in Puerto Rico and in foreign countries. The information delineates female and minority representation in major job categories.

Supplier legal compliance. JCPenney has a comprehensive and effective program for promoting compliance with labor and other laws in the factories used by its suppliers in the United States and abroad. This program is described in "The JCPenney Supplier Legal Compliance Program," which may be obtained as indicated on the inside back cover of this Annual Report.

Annual Meeting. The Company's Annual Meeting of Stockholders will be held at 10:00 a.m. CDT, Friday, May 17, 2002, at the Company's Home Office located at 6501 Legacy Drive, Plano, Texas, 75024. You are cordially invited to attend. The Annual Report and Proxy Statement, including a request for proxies, were mailed to stockholders on or about April 10, 2002.

Board of Directors

Allen Questrom
Chairman of the Board and Chief Executive Officer

M. Anthony Burns 1,4
Chairman and Retired Chief Executive Officer, Ryder System, Inc.

Thomas J. Engibous 3,4
Chairman, President, and Chief Executive Officer, Texas Instruments Incorporated

Kent B. Foster 1,3
Chairman and Chief Executive Officer, Ingram Micro Inc.

Vernon E. Jordan, Jr. 1,2
Managing Director, Lazard Freres & Co., LLC; Of Counsel, Law Firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P.

Jane C. Pfeiffer 2,3
Independent Management Consultant

Ann W. Richards 1,2
Senior Advisor, Public Strategies, Inc., and Former Governor of Texas

Leonard H. Roberts
Chairman and Chief Executive Officer, RadioShack Corporation

Charles S. Sanford, Jr. 1,4
Retired Chairman and Chief Executive Officer, Bankers Trust New York Corporation and Bankers Trust Company

R. Gerald Turner 2,3
President, Southern Methodist University

Executive Committee

Allen Questrom
Chairman of the Board and Chief Executive Officer

Vanessa J. Castagna
Executive Vice President, President and Chief Operating Officer of JCPenney Stores, Catalog and Internet

Robert B. Cavanaugh
Executive Vice President and Chief Financial Officer

Gary L. Davis
Executive Vice President, Chief Human Resources and Administration Officer

J. Wayne Harris
Executive Vice President; Chairman and Chief Executive Officer – Eckerd Drug Stores

Charles R. Lotter
Executive Vice President, Secretary and General Counsel

Stephen F. Raish
Executive Vice President and Chief Information Officer

Board committees

1. Member of the Audit Committee of the Board of Directors. This committee recommends to the Board of Directors for stockholder approval the independent auditors for the annual audit of the Company's consolidated financial statements. The committee also reviews the independent auditors' audit strategy and plan, scope, fees, audit results, performance, independence, and non-audit services and related fees; internal audit reports on the adequacy of internal controls; the Company's ethics program; status of significant legal matters; the scope of the internal auditors' plans and budget and results of their audits; and the effectiveness of the Company's program for correcting audit findings.

2. Member of the Corporate Governance Committee. This committee considers matters of corporate governance and reviews developments in the governance area as they affect relations between the Company and its stockholders. It makes recommendations to the Board with respect to the size, composition, organization, responsibilities and functions of the Board and its directors, the qualifications of directors, candidates for election as directors and the compensation of directors. The committee also assures that Company policy and performance reflect a sensitivity toward the social and physical environments in which the Company does business and that such policy and performance are in accord with the public interest.

3. Member of the Human Resources and Compensation Committee. This committee reviews and administers the Company's annual and long-term incentive compensation plans, makes recommendations in areas concerning personnel relations, and takes action or makes recommendations with respect to the compensation of Company executive officers, including those who are directors. The committee reviews the annual financial condition and investment performance results of the Company's retirement and welfare plans, including the annual actuarial valuation reports applicable to such plans. It is also the committee that oversees the administration and operation of certain of the Company's retirement and welfare plans.

4. Member of the Finance Committee. This committee is responsible for reviewing the Company's financial policies, strategies and capital structure.

Stockholder Relations

Inquiries about your stockholder records should be forwarded to:

Mellon Investor Services LLC
P. O. Box 3316
South Hackensack, NJ 07606
800-842-9470
View your account on-line at
www.melloninvestor.com

Exchange Listing:

The New York Stock Exchange
Ticker symbol: JCP

Web Site:

www.jcpenney.net

Sales Release Dates for Fiscal 2002

release date	*sales period*
March 7	February
April 11	March
May 9	April
June 6	May
July 11	June
August 8	July
September 5	August
October 10	September
November 7	October
December 5	November
January 9, 2003	December
February 6, 2003	January 2003

Earnings Release Dates for Fiscal 2002

release date	*quarter*
May 14	1st Quarter
August 13	2nd Quarter
November 12	3rd Quarter
February 20, 2003	4th Quarter

Weekly sales updates are available by calling 972-431-5500 or by accessing our web site.

Copies of the following are available at jcpenney.net:

The Company's Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission

JCPenney Community Partners (the Company's social responsibility and charitable contribution report)

Copies of the following are available upon request:

The Partnership Program (opportunities for minority- and women-owned businesses)

Matters of Principle: JCPenney and Environmental Responsibility

The JCPenney Supplier Legal Compliance Program

JCPenney Funding Corporation's Annual Report

Requests for the above should be addressed to:

J. C. Penney Company, Inc.
P. O. Box 10001
Dallas, TX 75301-4301

Security analyst & investment professional contact:

Eli Akresh
972-431-2207
eakresh@jcpenney.com



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